As filed with the Securities and Exchange Commission on November 20, 1996


 Registration No. 333-12651


	U.S. SECURITIES AND EXCHANGE COMMISSION
	WASHINGTON, D.C. 20549
	FORM N-14
	REGISTRATION STATEMENT UNDER
	THE SECURITIES ACT OF 1933


   	[ x ] Pre-Effective Amendment No. 1                [  ] Post-Effective
Amendment No.


	              SMITH BARNEY MUNI FUNDS
                               	(Exact name of Registrant as specified in
Charter)

	Area Code and Telephone Number:  (800) 224-7523
	388 Greenwich Street, New York, New York 10013
	(Address of principal executive offices)   (Zip Code)

	Christina T. Sydor, Esq.
	Smith Barney Inc.
	388 Greenwich Street New York, New York 10013 (22nd floor) (Name and address of agent for service)

	copy to:

John E. Baumgardner, Jr., Esq.
Sullivan & Cromwell
125 Broad Street
New York, NY 10004

Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.


Registrant has registered an indefinite amount of securities pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended; accordingly, no fee is payable herewith. Registrant's Rule 24f-2 Notice for the fiscal period ended March 31, 1996 was filed with the Securities and Exchange Commission on May 30, 1996.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, by action pursuant to said Section 8(a), may determine.



	SMITH BARNEY MUNI FUNDS

	CONTENTS OF
	REGISTRATION STATEMENT

This Registration Statement contains the following pages and documents:

	Front Cover

	Contents Page

	Cross-Reference Sheet

	Letter to Shareholders

	Notice of Special Meeting

	Part A - Prospectus/Proxy Statement

	Part B - Statement of Additional Information

	Part C - Other Information

	Signature Page

	Exhibits



	SMITH BARNEY MUNI FUNDS

	FORM N-14 CROSS REFERENCE SHEET
	Pursuant to Rule 481(a) Under the Securities Act of 1933

								Prospectus/Proxy
Part A Item No. and Caption					Statement Caption

Item 1.	Beginning of Registration			Cover Page; Cross
Reference
	Statement and Outside Front			Sheet
	Cover Page of Prospectus

Item 2.	Beginning and Outside Back			Table of Contents
	Cover Page of Prospectus

Item 3.	Synopsis Information and			Summary; Risk Factors; Comparison
of  		Risk Factors					Investment Objectives and
Policies

Item 4.	Information About the Transaction		Summary: Reasons for the
Reorganization; 								Information About the
Reorganization; 									Information on
Shareholders' Rights; 									Exhibit A
(Plan of Reorganization)

Item 5.	Information About the Registrant		Cover Page; Summary;
Information About 								the
Reorganization; Comparison of
	Investment Objectives and Policies;
		Comparative Information on Shareholders'
			Rights; Additional Information About the
				Florida Portfolio and the Florida Limited Term
						Portfolio
				,
Item 6.	Information About the				Summary; Information
About the
	Company Being Acquired			Reorganization; Comparison of
Investment 								Objectives and
Policies; Information on
	Shareholder's Rights; Additional
		Information About the Florida Limited Term
				Portfolio
Item 7.	Voting Information				Summary; Information About
the 									Reorganization;
Comparative Information 								on
Shareholders' Rights; Voting Information

Item 8.	Interest of Certain Persons			Financial Statements
and Experts; Legal
	and Experts					Matters

Item 9.	Additional Information				Not Applicable
	Required for Reoffering By
	Persons Deemed to be Underwriters




								Statement of Additional
Part B Item No. and Caption					Information Caption

Item 10.	Cover Page					Cover Page

Item 11.	Table of Contents 				Cover Page

Item 12.	Additional Information				Cover Page; Statement
of Additional 			About the Registrant
	Information of Smith Barney Muni
		Funds dated July 1, 1996 as amended
			July 29, 1996


Item 13.	Additional Information 				Cover Page; Statement
of Additional
		About the Company Being			Information of Smith Barney
Muni Acquired					Funds dated July 1,
1996 as amended 							July 29,
1996

Item 14.	Financial Statements				Annual Report of Smith
Barney
								Muni Funds dated March 31,
1996


Part C Item No. and Caption					Other Information
Caption

Item 15.	Indemnification					Incorporated by
reference to Part A
	caption "Comparative Information on
		Shareholders' Rights - Liability of
			Trustees"

Item 16.	Exhibits					Exhibits

Item 17.	Undertakings					Undertakings


	SMITH BARNEY MUTUAL FUNDS
	Investing for your future.  Every day.

	A Special Notice To Shareholders Of Smith Barney Muni Funds - Florida Limited Term Portfolio
		Your Vote is Important


	Dear Shareholder:

		The Board of Trustees of Smith Barney Muni Funds (the "Fund") has recently reviewed and unanimously endorsed a proposal for a reorganization of the Smith Barney Muni Funds-Florida Limited Term
Portfolio ("Florida Limited Term Portfolio"), a separate investment portfolio of the Fund, which it judges to be in the best interests
Florida Limited Term Portfolio shareholders.

				Under the terms of the proposed reorganization, Smith Barney Muni
Funds, on behalf of its Florida Portfolio ("Florida Portfolio"), would acquire all or substantially all of the Florida Limited Term Portfolio's assets and liabilities. After the transaction, the Florida Limited Term
Portfolio would be liquidated and you would become a shareholder of the
Florida Portfolio having received shares with an aggregate net asset value equivalent to the aggregate net asset value of your Florida
Limited Term Portfolio investment at the time of the transaction. No sales charge would be imposed in the transaction. The transaction would, in the opinion of counsel, be free from Federal income taxes to you, the
Florida Limited Term Portfolio and the Florida Portfolio.



   	  		The Board of Trustees believes that the proposed reorganization is in the best interests of Florida Limited Term Portfolio shareholders and should provide benefits due, in part, to the substantially higher expense ratio and substantially lower performance that would be the result of the discontinuance of management's current voluntary waiver of the Florida Limited Term Portfolio's fees and expenses, including the management fee, on behalf of the shareholders.

	Please complete, sign and mail the enclosed proxy card...today!

				To consider this transaction, we have called a Special Meeting of
Shareholders to be held on January 10, 1997. We strongly urge your participation by asking you to review, complete and return your proxy promptly in the postage-paid envelope provided.

				For more details about the proposed transaction, please refer to the enclosed proxy statement. On behalf of the Board, I thank you for your participation as a shareholder.  If you sign and date your proxy card, but do not provide voting instructions, your shares will be voted
FOR the proposal.

				We thank you for your timely response and look forward to
continuing to serve your investment needs with Smith Barney Mutual
Funds.  If you have any questions, please call your Financial Consultant who will be pleased to assist you.

   	IT IS VERY IMPORTANT THAT YOUR VOTING INSTRUCTIONS BE
		RECEIVED PROMPTLY

		Sincerely,


		Heath B. McLendon
		Chairman of the Board

___________,1996



	SMITH BARNEY MUNI FUNDS- FLORIDA LIMITED TERM PORTFOLIO
	388 Greenwich Street
	New York, New York 10013

	NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
	To Be Held On January 10, 1997


	Notice is hereby given that a Special Meeting of Shareholders (the "Meeting") of Smith Barney Muni Funds-Florida Limited Term Portfolio (the "Florida Limited Term Portfolio"), will be held at 388 Greenwich Street, New York, New York on January 10, 1997, commencing at 10:00 a.m. New York City time for the following purposes:

	1.	To consider and act upon the Plan of Reorganization (the
"Plan") dated as of November 12, 1996, providing for: (i) the acquisition of all or substantially all of the assets of the Florida Limited Term Portfolio by the Florida Portfolio, a separate series of Smith Barney Muni Funds (the "Florida
Portfolio"), in exchange for shares of the Florida Portfolio and the assumption by the Florida Portfolio of certain liabilities of the Florida Limited Term Portfolio; (ii) the distribution of such shares of the Florida Portfolio to shareholders of the Florida
Limited Term Portfolio in liquidation of the Florida Limited Term
Portfolio; and (iii) the subsequent termination of the Florida
Limited Term Portfolio.

	2.	To transact any other business which may properly come
before the Meeting or any adjournment thereof.

     The Trustees of the Smith Barney Muni Funds have fixed the close of business on November 15, 1996, as the record date for the determination of shareholders of the Florida Limited Term Portfolio entitled to notice of and to vote at this Meeting or any adjournment thereof (the "Record Date").

				IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY.

		SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED TO SIGN AND
RETURN WITHOUT DELAY THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH
REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING.
INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXIES ARE SET FORTH ON THE
FOLLOWING PAGE.  PROXIES MAY BE REVOKED AT ANY TIME BEFORE THEY ARE EXERCISED
BY THE SUBSEQUENT EXECUTION AND SUBMISSION OF A REVISED PROXY, BY GIVING
WRITTEN NOTICE OF REVOCATION TO THE FLORIDA LIMITED TERM PORTFOLIO AT ANY TIME
BEFORE THE PROXY IS EXERCISED OR BY VOTING IN PERSON AT THE MEETING.
										By Order of the Board of
Trustees

										Christina T. Sydor
											Secretary
 [ __________], 1996

		YOUR PROMPT ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.



	INSTRUCTIONS FOR SIGNING PROXY CARDS

		The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense involved in validating your vote if you fail to sign your proxy card properly.

		1.		Individual Accounts: Sign your name exactly as it appears in
the registration on the proxy 					card.

		2.		Joint Accounts:  Either party may sign, but the name of the
party signing should 						conform exactly to the
name shown on the registration on the proxy card.

		3.		All Other Accounts:  The capacity of the individual signing
the proxy card should be 					indicated unless it is
reflected in the form of registration.  For example:

Registration								Valid Signatures

	Corporate Accounts
	(1)  ABC Corp.		ABC Corp.
	(2)  ABC Corp.		John Doe, Treasurer
	(3)  ABC Corp.
	         c/o John Doe, Treasurer		John Doe
	(4)  ABC Corp. Profit Sharing Plan		John Doe, Trustee

	Fund Accounts
	(1)  ABC Trust		Jane B. Doe, Trustee
	(2)  Jane B. Doe, Trustee
	         u/t/d 12/28/78		Jane B. Doe

	Custodial or Estate Accounts
	(1)  John B. Smith, Cust.
            f/b/o John B. Smith, Jr. UGMA		John B. Smith
	(2)  John B. Smith		John B. Smith, Jr.,
Executor


PROSPECTUS/PROXY STATEMENT DATED _______, 1996


Acquisition of the Assets of

SMITH BARNEY MUNI FUNDS-- FLORIDA LIMITED TERM PORTFOLIO

388 Greenwich Street
New York, New York 10013
(800) 224-7523


By And In Exchange For Shares of

SMITH BARNEY MUNI FUNDS-- FLORIDA PORTFOLIO

388 Greenwich Street
New York, New York 10013
(800) 224-7523


	This Prospectus/Proxy Statement is being furnished to shareholders of the Florida Limited Term Portfolio, a separate series of Smith Barney Muni Funds (the "Florida Limited Term Portfolio"), in connection with a proposed Plan of Reorganization (the "Plan"), to be submitted to shareholders for consideration at a Special Meeting of Shareholders to be held on January 10, 1997 at 10:00 a.m New York City time, at the offices of Smith Barney Inc., located at 388 Greenwich Street, 22nd Floor, New York, New York, and any adjournments thereof. (the "Meeting").

	The Plan provides for all or substantially all of the assets of the Florida Limited Term Portfolio to be acquired by the Florida Portfolio, a separate series of Smith Barney Muni Funds (the "Florida Portfolio"), in exchange for shares of the Florida Portfolio and the assumption by the Florida Portfolio of certain scheduled liabilities of the Florida Limited Term Portfolio (hereinafter referred to as the "Reorganization"); the Florida Limited Term Portfolio and the Florida Portfolio are sometimes referred to hereinafter as the "Portfolios" and individually as a "Portfolio". Following the Reorganization, shares of the Florida Portfolio will be distributed to shareholders of the Florida Limited Term Portfolio in liquidation of the Florida Limited Term Portfolio and the Florida Limited Term Portfolio will be terminated. As a result of the proposed Reorganization, each shareholder of the Florida Limited Term Portfolio will receive that number of shares of the Florida Portfolio having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of the Florida Limited Term Portfolio. Holders of Class A shares in the Florida Limited Term Portfolio will receive Class A shares of the Florida Portfolio, and no sales charge will be imposed on the Class A shares of the Florida Portfolio received by the Florida Limited Term Portfolio Class A shareholders. Holders of Class C shares in the Florida Limited Term Portfolio will receive Class C shares of the Florida Portfolio. No contingent deferred sales charge ("CDSC") will be imposed upon consummation of the Reorganization. However, any CDSC which is applicable to a shareholder's investment will continue to apply, and in calculating the applicable CDSC payable upon the subsequent redemption of Class C shares of the Florida Portfolio, the period during which a Florida Limited Term Portfolio shareholder held Class C shares of the Florida Limited Term Portfolio will be counted. Holders of Class Y shares in the Florida Limited Term Portfolio will receive Class Y shares of the Florida Portfolio. This transaction is being structured as a tax-free reorganization.

	The Florida Portfolio and the Florida Limited Term Portfolio are both open-end non-diversified management investment companies with identical investment objectives. Each of the Florida Portfolio and the Florida Limited Term Portfolio's investment objective is to seek as high a level of income exempt from Federal income taxes as is consistent with prudent investing.
Each Portfolio invests primarily in obligations issued by the State of Florida and its political subdivisions, agencies and instrumentalities. Each Portfolio seeks generally to select investments that will enable its shares to be exempt from the Florida intangibles tax. Smith Barney Mutual Funds Management Inc. serves as investment manager (the "Manager") to both the Florida Portfolio and the Florida Limited Term Portfolio.

	The investment policies of the Florida Portfolio are substantially similar to those of the Florida Limited Term Portfolio and are described under "Summary of Investment Objectives and Policies" in this Prospectus/Proxy Statement.

	This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the Florida Portfolio that a prospective investor should know before investing. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated by reference. A Statement of Additional Information dated[_____], 1996 relating to this Prospectus/Proxy Statement and the Reorganization, has been filed with the SEC and is incorporated by reference into this Prospectus/Proxy Statement. A copy of such Statement of Additional Information is available upon request and without charge by writing to the Florida Limited Term Portfolio at the or address listed on the cover page of this Prospectus/Proxy Statement or by contacting a Smith Barney Financial Consultant.

	1.	The Prospectus of Smith Barney Muni Funds--Florida Portfolio
dated July 29, 1996 is
incorporated in its entirety by reference and a copy accompanies this Prospectus/Proxy Statement.

	2. The Prospectus of Smith Barney Muni Funds--Florida Limited Term Portfolio dated July 1,
	1996, as supplemented by a Prospectus Supplement dated September 17, 1996 is incorporated in its entirety by reference

	Also accompanying this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan of Reorganization for the proposed transaction.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.





	TABLE OF CONTENTS

			Page

		Additional Materials
		Summary
		Risk Factors
		Reasons for the Reorganization
		Information about the Reorganization
		Information about the Florida Portfolio
		Information about the Florida Limited Term Portfolio Summary of Investment Objectives and Policies
		Comparative Information on Shareholders' Rights
		Additional Information About the Florida Portfolio and the Florida Limited Term Portfolio
		Other Business
		Voting Information
		Financial Statements and Experts
		Legal Matters
		Exhibit A: Plan of Reorganization	Appendix




	ADDITIONAL MATERIALS

			The following additional materials, which have been incorporated by reference into the Statement of Additional
Information dated [ ________], 1996 relating to this Prospectus/Proxy Statement and the Reorganization, will be sent to all shareholders requesting a copy of such Statement of Additional Information. Please call (800) 224-7523 to request additional materials.

		1.	Statement of Additional Information of Smith
Barney Muni Funds
			dated July 1, 1996 as amended July 29, 1996.

	2.	Annual Report of Smith Barney Muni Funds--Florida and
Florida Limited Term 			Portfolios for the fiscal year
ended March 31, 1996.



	FEE TABLES

	Following are tables showing the current costs and expenses of the Florida Portfolio and the Florida Limited Term Portfolio and the Pro Forma costs and expenses expected to be incurred by the Florida Portfolio after giving effect to the Reorganization, each based on the maximum sales charge or maximum CDSC that may be incurred at the time of purchase or redemption as of March 31, 1996:

CLASS A SHARES	Florida			Florida Limited		Pro Forma***
			Portfolio		        Term Portfolio

Shareholder Transaction Expenses
Maximum sales charge
imposed on purchases  		4.00 %			2.00%		4.00%
		(as a percentage of
		offering price)
	Maximum CDSC
	(as a percentage of	None*			None*			None*
	original cost or redemption
		proceeds, whichever is lower)


Annual Portfolio Operating Expenses
		(as a percentage of average
		net assets)
	Management fees		0.50%			0.22%**		      0.50%
	12b-1 fees		0.15			0.15			      0.15
	Other expenses		0.05			0.38**			     0.05


Total Portfolio Operating		0.70%			0.75%**   	             0.70%
 Expenses

*Purchases of Class A shares, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions made within 12 months.

** "Management fees" have been restated to reflect the management fee waiver currently in effect. Absent the fee waiver, the management fee would be incurred at the rate of 0.45% of the Class' average daily net assets for the current fiscal period. Absent the fee waiver and expense reimbursement, total expenses would be incurred at the rate of 1.05%.

*** The pro forma financial figures are intended to provide shareholders information about the continuing impact of the Reorganization as if the Reorganization had taken place as of June 28, 1996.


CLASS C SHARES	Florida		Florida Limited		Pro Forma***
			Portfolio		Term Portfolio		Portfolio


Shareholder Transaction Expenses
Maximum sales charge
imposed on purchases  	None			None		None
		(as a percentage of
		offering price)
	Maximum CDSC
(as a percentage of 		1.00%		1.00%		1.00%
		original cost or redemption
		proceeds, whichever is lower)

Annual Portfolio Operating Expenses
		(as a percentage of average
		net assets)
	Management fees 	0.50%		0.22%**	0.50%
	12b-1 fees*		0.70		0.35		 0.70
 	Other expenses 		0.08		0.39**		0.08

Total Portfolio Operating		1.28%		.96%**    	1.28%
Expenses

______________________
*Class C shares do not have a conversion feature and, therefore, are subject to an ongoing distribution fee.  As a result, long-term shareholders of Class
C shares may pay more than the economic equivalent of the maximum front-end sales charge permitted by the National Association of Securities Dealers, Inc.

** Management fees have been restated to reflect the management fee waiver currently in effect. Absent the fee waiver, the management fee would be incurred at the rate of 0.45% of the Class' average daily net assets for the current fiscal period. Absent the management fee waiver and expense reimbursement, total expenses would be incurred at the rate of 1.26%.
TABLE>
*** The pro forma financial figures are intended to provide shareholders information about the continuing impact of the Reorganization as if the Reorganization had taken place as of June 28, 1996.






CLASS Y SHARES	Florida		Florida			Pro Forma***
					Limited Term	        	Portfolio
			Portfolio


Shareholder Transaction Expenses
	Maximum sales charge
	imposed on purchases  		None			None			None
		(as a percentage of
		offering price)
	Maximum CDSC
		(as a percentage of 		None			None		None
		original cost or redemption
		proceeds, whichever is lower)


Annual Portfolio Operating Expenses*** The pro forma financial figures are intended to provide shareholders information about the continuing impact of the Reorganization had it taken place as of June 28, 1996.

		(as a percentage of average
		net assets)
	Management fees 		0.50%			0.22%**		.50%
	12b-1 fees			  --			 --			--
	Other expenses*			0.05			0.38**			.05


Total Portfolio Operating		0.55%				0.60%**		.55%
Expenses


*  "Other Expenses" for Florida and the Florida Limited Term Portfolios Class
Y shares have been estimated because no Florida Portfolio Class Y shares were outstanding for the period ended March 31, 1996.
** Absent the management fee waiver and expense reimbursement, total expenses would be incurred at the rate of 0.90%.
*** The pro forma financial figures are intended to provide shareholders information about the continuing impact of the Reorganization as if the Reorganization had taken place as of June 28, 1996.



Examples
	The following examples are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The examples assume payment of operating expenses at the levels set forth in the tables above.

		1 Year		3 Years 		5 Years		10 Years
An investor would pay the following
expenses on a $1,000 investment,
assuming (1) 5.00% annual return
and (2) redemption at the end of
each time period:

Class A
  Florida Portfolio	$47	$61	$77	$124
  Florida Limited Term Portfolio	8	43	61 	111
  Pro Forma			47	61	77 	124

Class C
  Florida Portfolio	$23	$41	$70	$155
  Florida Limited Term Portfolio	20	31	53	118
  Pro Forma		23	41	70	155

Class Y
  Florida Portfolio	$6	$18	$31	$69
  Florida Limited Term Portfolio	6	19	33	75
  Pro Forma		6	18	31	69



		1 Year		3 Years 		5 Years		10 Years
An investor would pay the following
expenses on the same investment assuming
the same annual return and no redemption:

Class A
  Florida  Portfolio	$47	$61	$77	$124
  Florida Limited Term Portfolio	28	43	61	111
  Pro Forma		47	61	77	124

Class C
  Florida  Portfolio	$13	$41	$70	$155
  Florida Limited Term Portfolio	10	31	53	118
  Pro Forma		13	41	70	155

Class Y
  Florida  Portfolio	$6	$18	$31	$69
  Florida Limited Term Portfolio	6	19	33	75
  Pro Forma		6	18	31	69

________________________




	The examples also provide a means for the investor to compare expense levels of funds with different fee structures over varying investment periods.  To facilitate such comparison, all funds are required to utilize a 5.00% annual return assumption.  However, each Portfolio's actual return will vary and may be greater or less than 5.00%.  These examples should not be considered representations of past or future expenses and actual expenses may be greater or less than those shown.


	   SUMMARY

	This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, the Prospectuses of the Florida Portfolio dated July 29, 1996 and the Florida Limited Term Portfolio dated July 1, 1996, as Supplemented by a Prospectus Supplement dated September 17, 1996, the Statement of Additional Information of Smith Barney Muni Funds dated July 1, 1996 as amended July 29, 1996, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A.

	Proposed Reorganization. The Plan provides for the transfer of all or substantially all of the assets of the Florida Limited Term Portfolio in exchange for shares of the Florida Portfolio and the assumption by the Florida Portfolio of certain scheduled liabilities of the Florida Limited Term Portfolio. The Plan also calls for the distribution of shares of the Florida Portfolio to the Florida Limited Term Portfolio shareholders in liquidation of the Florida Limited Term Portfolio. As a result of the Reorganization, each shareholder of the Florida Limited Term Portfolio will become the owner of that number of full and fractional shares of the Florida Portfolio having an aggregate net asset value equal to the aggregate net asset value of their shares of the Florida Limited Term Portfolio, as of the close of business on the date that the Florida Limited Term Portfolio's assets are exchanged for shares of the Florida Portfolio (shareholders of Class A, Class C and Class Y shares of the Florida Limited Term Portfolio will receive Class A, Class C and Class Y shares, respectively, of the Florida Portfolio). See "Information About the Reorganization."

	For the reasons set forth below under "Reasons for the Reorganization," the Trustees of Smith Barney Muni Funds (the "Fund"), including all of the Trustees who are "non-interested" Trustees, as that term is defined in the Investment Company Act of 1940, as amended (the "1940 Act"), have unanimously concluded that the Reorganization would be in the best interests of the shareholders of the Florida Limited Term Portfolio and that the interests of the Florida Limited Term Portfolio's existing shareholders will not be diluted as a result of the transaction contemplated by the Reorganization and therefore has submitted the Plan for approval by the Florida Limited Term Portfolio's shareholders. The Trustees of the Fund have reached similar conclusions with respect to the Florida Portfolio and have also approved the Reorganization with respect to the Florida Portfolio.

	Pursuant to the Fund's restated Declaration of Trust, approval of the Reorganization will require the affirmative vote of a holders of a majority of the shares of the Florida Limited Term Portfolio represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present, as determined in accordance with the By-Laws. According to the By-Laws, the presence in person or by proxy of the holders of record of one-third of the shares of the Florida Limited Term Portfolio, issued and outstanding and entitled to vote shall constitute a quorum at shareholder meetings. For purposes of voting, with respect to the Reorganization, the Class A, Class C and Class Y, shares, if any, of the Florida Limited Term Portfolio shall vote together as a single class.

	Tax Consequences. Prior to completion of the Reorganization as described more fully below under "Information about the Reorganization-Federal Income Tax Consequences", the Fund will have received an opinion from counsel generally to the effect that, upon the Reorganization and the transfer of the assets of the Florida Limited Term Portfolio, no gain or loss will be recognized by the Florida Limited Term Portfolio or its shareholders for Federal income tax purposes. The holding period and tax basis of shares of the Florida Portfolio that are received by each Florida Limited Term Portfolio shareholder will be the same as the holding period and tax basis of the shares of the Florida Limited Term Portfolio previously held by such shareholder. In addition, the holding period and tax basis of the assets of the Florida Limited Term Portfolio in the hands of the Florida Portfolio as a result of the Reorganization will be the same as in the hands of the Florida Limited Term Portfolio immediately prior to the Reorganization.

	Investment Objectives, Policies and Restrictions. The Florida Limited Term Portfolio and the Florida Portfolio have identical investment objectives, and generally similar investment policies and investment restrictions. The Florida Portfolio and the Florida Limited Term Portfolio each seek a high level of income exempt from Federal income taxes by investing primarily in obligations issued by the State of Florida, and its political subdivisions, agencies and instrumentalities. In addition, each Portfolio seeks generally to select investments that will enable its shares to be exempt from the Florida intangibles tax. The Florida Limited Term Portfolio invests at least 80% of its assets in obligations with remaining maturities of less than 10 years and the dollar-weighted average maturity of the Portfolio will normally not exceed 10 years. In contrast the Florida Portfolio is not restricted with respect to either the remaining maturities of the obligations in which it invests or the dollar-weighted average maturity of the of the Portfolio. In addition, Florida Limited Term Portfolio may invest up to 15% of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no readily established market while the Florida Portfolio is limited to investing 10% of its net assets in such securities. the For a discussion of the differences between the investment policies of the Florida Portfolio and the Florida Limited Term Portfolio see "Comparison of Investment Objectives and Policies."

	Purchase and Redemption Procedures. Purchases of shares of the Florida Portfolio and the Florida Limited Term Portfolio may be made through a brokerage account maintained with Smith Barney Inc. ("Smith Barney"), the Fund's distributor, a broker that clears securities transactions through Smith Barney on a fully disclosed basis (an "Introducing Broker") or an investment dealer in the selling group, at their respective public offering prices (net asset value next determined plus any applicable sales charge). Class A shares of the Florida Portfolio are subject to a maximum initial sales charge of 4.00% of the public offering price and Class A shares of the Florida Limited Term Portfolio are sold subject to a maximum initial sales charge of 2.00% of the public offering price. Purchases of Class A shares of both Portfolios, which when combined with current holdings of Class A shares offered with a sales charge equal or exceed $500,000 in the aggregate, will be made at net asset value with no sales charge, but will be subject to a CDSC of 1.00% on redemptions within 12 months. Class C shares of both Portfolios are sold without an initial sales charge but are subject to higher ongoing expenses than Class A shares, and a CDSC payable upon certain redemptions. Class Y shares of both Portfolios are sold without an initial sales charge or CDSC, and are available only to investors investing a minimum of $5,000,000.

	Class A shares, except as set forth in the preceding paragraph, and Class Y shares of both Portfolios may be redeemed, at their respective net asset values per share next determined without charge. Class C shares of both Portfolios may be redeemed at their net asset value per share, subject to a CDSC of 1.00% if such shares are redeemed during the first 12 months following their purchase. Shares of both Portfolios held by Smith Barney as custodian must be redeemed by submitting a written request to a Smith Barney Financial Consultant. All other shares may be redeemed through a Smith Barney Financial Consultant, Introducing Broker or dealer in the selling group or by forwarding a written request for redemption to the transfer agent, First Data Investor Services Group, Inc. ("First Data"). See "Redemption of Shares" in the accompanying Prospectus of the Florida Portfolio.

	Exchange Privileges. The exchange privileges available to shareholders of the Florida Portfolio are identical to those available to shareholders of the Florida Limited Term Portfolio. Shareholders of both the Florida Limited Term Portfolio and the Florida Portfolio may exchange at net asset value all or a portion of their shares for shares of the same Class in certain funds of the Smith Barney Mutual Funds. Any exchange will be a taxable event for which a shareholder may have to recognize a gain or a loss under Federal income tax provisions. No initial sales charge is imposed on the shares being acquired, and no CDSC is imposed on the shares being disposed of, through an exchange. However, a sales charge differential may apply to exchanges of Class A shares with other Smith Barney Mutual Funds. With respect to Class C shares of the Portfolios, the Class C shares acquired in the exchange will be deemed to have been purchased on the same date as the Class C shares that were exchanged. See "Exchange Privilege" in the accompanying Prospectus of the Florida Portfolio.

	Dividends. The dividend and distribution policies of both Portfolios are identical. Each Portfolio's policy is to declare and pay dividends monthly from substantially all of the Portfolio's net investment income and both Portfolio's declare and distribute any realized capital gains annually. Unless a shareholder otherwise instructs, dividends and capital gains distributions are reinvested automatically in additional shares of the same Class at net asset value, subject to no sales charge or CDSC. The distribution option currently in effect for a shareholder of the Florida Limited Term Portfolio will remain in effect after the Reorganization. After the Reorganization, however, the former Florida Limited Term Portfolio shareholders may change their distribution option at any time by contacting a Smith Barney Financial Consultant. See "Dividends, Distributions and Taxes" in the accompanying prospectus of the Florida Portfolio.

	Shareholder Voting Rights. The Florida Portfolio and the Florida Limited Term Portfolio are both open-end management investment companies. Both the Florida and Florida Limited Term Portfolios are separate series of Smith Barney Muni Funds., a Massachusetts business trust having a Board of Trustees. Shareholders of both Portfolios have identical voting rights. Neither Fund holds meetings of shareholders annually, and as permitted by Massachusetts law, normally no meeting of shareholders is held for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. At that time, the Trustees of the Fund then in office will call a shareholders' meeting for the election of Trustees. For purposes of voting with respect to the Reorganization, the Class A, Class C and Class Y shares, if any, of the Florida Limited Term Portfolio shall vote together as a single class.

	 Shareholders of the Florida Limited Term Portfolio may redeem their shares at net asset value (subject to any applicable CDSC) prior to the date of the Reorganization.

RISK FACTORS

	Due to the similarities of the investment objectives and policies of the Florida Portfolio and the Florida Limited Term Portfolio, the investment risks are also similar. Such risks are generally those typically associated with investing primarily in obligations issued by a single state and its political subdivisions, agencies and instrumentalities. Such risks are discussed under the caption "Comparison of Investment Objectives and Policies."

REASONS FOR THE REORGANIZATION

	The Trustees of the Fund have determined that it is advantageous to combine the Florida Limited Term Portfolio with the Florida Portfolio. The Portfolios have identical investment objectives, similar investment policies and the same Manager and shareholder servicing agent. In reaching this conclusion, the Trustees considered a number of factors as described below.

   	Among the factors considered by the Trustees of the Fund was the Manager's representation that the Florida Limited Term Portfolio does not have sufficient assets to justify maintaining the Portfolio as a stand-alone fund.
 At their September 4, 1996 meeting, the Trustees were advised that the Florida Limited Term Portfolio, which has been in existence for more than three years, had only $13.2 million in assets as of June 28, 1996. In contrast, the assets of the Florida Portfolio reached $165.5 million as of June 28, 1996, suggesting that investors prefer the advantages of Florida tax exempt income with the higher yield potential offered by the securities held by the Florida Portfolio rather than the greater relative price stability of the intermediate-term securities in the Florida Limited Term Portfolio. The Trustees were also informed that the Portfolio's assets have been growing at a very slow rate and there is no foreseeable potential for significant future growth. In addition, the Manager reminded the Trustees that Smith Barney has been subsidizing the Florida Limited Term Portfolio by waiving its management fee since the Portfolio's inception, with the exception of fiscal year ended March 31, 1995 during which period part of the management fee was waived, and absorbing expenses and noted that Smith Barney may be unwilling to continue such subsidies indefinitely. The Trustees recognized that without these subsidies the Florida Limited Term Portfolio would have had substantially higher expense ratios and, as a result, significantly lower performance. Specifically, the Trustees were shown financial information as of June 28, 1996 which indicated that, without Smith Barney's subsidies, the total expenses of each of the Portfolio's Classes would be almost doubled--going from 0.53% to 1.05% for Class A shares and from 0.74% to 1.26% for Class C shares. The Trustees were also shown pro forma information which indicated that the total expense ratio of the Class A shares of the combined fund (assuming the same level of assets of each Portfolio as of June 28, 1996) would be 0.70%--a decrease of 0.35% from the unsubsidized total expense ratio of Class A shares of the Florida Limited Term Portfolio. With respect to Class C shares, the pro forma information showed that the total expense ratio of Class C shares of the combined fund would be 1.28% or 0.2% higher than the unsubsidized total expense ratio of Class C shares of the Florida Limited Term Portfolio. However, in reaching their conclusion, the Trustees took into consideration the fact that for the period ended June 28, 1996 the average annual total return and yield of the Florida Portfolio's Class C shares was higher than that of the Florida Limited Term Portfolio's Class C shares.

	The Trustees also considered that the Reorganization would permit the shareholders of the Florida Limited Term Portfolio to pursue substantially the same investment goals in a larger fund. A larger fund should enhance the ability of the Manager to effect portfolio transactions on more favorable terms and give the Manager greater investment flexibility and the ability to select a larger number of portfolio securities for the Portfolio, with the attendant benefits of increased diversification. In addition, the larger aggregate asset base could potentially result in lower overall expense ratios through the spreading of both fixed and variable costs of Portfolio operations over a larger asset base. As a general rule, economies can be expected to be realized with respect to fixed expenses, such as costs of printing and fees for professional services, although expenses that are based on the value of assets or the number of shareholder accounts, such as custody fees, would be largely unaffected by the Reorganization. In addition, the Trustees were advised that the Reorganization would be effected as a tax-free reorganization.

	In light of the foregoing, the Trustees of the Fund, including the non-interested Trustees, have determined that it is in the best interests of the Florida Limited Term Portfolio and its shareholders to combine with the Florida Portfolio. The Trustees have also determined that a combination of the Florida Limited Term Portfolio and the Florida Portfolio would not result in a dilution of the interests of the Florida Limited Term Portfolio shareholders.

	The Trustees of the Fund have also determined that it is advantageous to the Florida Portfolio to acquire the assets of the Florida Limited Term Portfolio. Among other reasons, the Trustees believe that: (1) the impact of the Reorganization on the current expenses of the Florida Portfolio will be minimal; (2) the portfolio securities of the Florida Limited Term Portfolio are highly compatible with those of the Florida Portfolio and will be acquired without any cost to the Florida Portfolio; and (3) the Reorganization will be effected as a tax-free reorganization. Accordingly, the Trustees of the Fund, including a majority of the non-interested Trustees, determined that the Reorganization is in the best interests of the Florida Portfolio's shareholders and that the interests of Florida Portfolio shareholders will not be diluted as a result of the Reorganization.


INFORMATION ABOUT THE REORGANIZATION

	Plan of Reorganization. The following summary of the Plan is qualified in its entirety by reference to the Plan (Exhibit A hereto). The Plan provides that the Florida Portfolio will acquire all or substantially all of the assets of the Florida Limited Term Portfolio in exchange for shares of the Florida Portfolio and the assumption by the Smith Barney Muni Funds on behalf of the Florida Portfolio of certain scheduled liabilities of the Florida Limited Term Portfolio on January 17, 1997, or such later date as may be agreed upon by the parties (the "Closing Date").


         Prior to the Closing Date, the Florida Limited Term Portfolio will endeavor to discharge all of its known liabilities and obligations. The Florida Portfolio will not assume any liabilities or obligations of the Florida Limited Term Portfolio other than those reflected in an unaudited statement of assets and liabilities of the Florida Limited Term Portfolio prepared as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE"), currently 4:00 p.m. New York time, on the Closing Date. The number of full and fractional Class A, Class C and Class Y shares of the Florida Portfolio to be issued to the Florida Limited Term Portfolio shareholders will be determined on the basis of the Florida Portfolio's and the Florida Limited Term Portfolio's relative net asset values per Class A, Class C and Class Y shares, respectively, computed as of the close of regular trading on the NYSE on the Closing Date. The net asset value per share of each Class will be determined by dividing assets, minus liabilities, by the total number of outstanding shares.

	Both the Florida Limited Term Portfolio and the Florida Portfolio utilize the same procedures to determine the value of their respective portfolio securities. This method of valuation will be employed for the Reorganization and will be consistent with the requirements set forth in each Portfolio's Prospectus, Rule 22c-1 under the 1940 Act, and with the interpretation of such rule by the SEC's Division of Investment Management.

	At or prior to the Closing Date, the Florida Limited Term Portfolio will, and the Florida Portfolio may, declare a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to their respective shareholders all taxable income for the taxable year ending on or prior to the Closing Date (computed without regard to any deduction for dividends paid). In addition, the Florida Limited Term Portfolio's dividend will include all of its net capital gains realized in the taxable year ending on or prior to the Closing Date (after reductions for any capital loss carry forward).

	As soon after the Closing Date as conveniently practicable, the Florida Limited Term Portfolio will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional shares of the Florida Portfolio received by the Florida Limited
Term Portfolio. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of the Florida Limited Term Portfolio's shareholders on the share records of the Florida Portfolio's shareholder servicing agent. Each account will represent the respective pro rata number of full and fractional shares of the Florida Portfolio due to each of the Florida Limited Term Portfolio's shareholders. After such distribution has been made and the winding up of its affairs, the Florida Limited Term Portfolio will be terminated.

	The consummation of the Reorganization is subject to the conditions set forth in the Plan. Notwithstanding approval of the Florida Limited Term Portfolio's shareholders, the Plan may be terminated at any time at or prior to the Closing Date by consent of the Board of Trustees of the Fund.

	Pursuant to the Fund's restated Declaration of Trust, approval of the Reorganization will require the affirmative vote of a holders of a majority of the shares of the Florida Limited Term Portfolio represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present, as determined in accordance with the By-Laws. According to the By-Laws, the presence in person or by proxy of the holders of record of one-third of the shares of the Florida Limited Term Portfolio, issued and outstanding and entitled to vote shall constitute a quorum at shareholder meetings. For purposes of voting, with respect to the Reorganization, the Class A, Class C and Class Y, shares, if any, of the Florida Limited Term Portfolio shall vote together as a single class.

	Description of the Florida Portfolio's Shares. Full and fractional shares of the respective class of shares of beneficial interest of the Florida Portfolio will be issued to the Florida Limited Term Portfolio in accordance with the procedures detailed in the Plan and as described in the Florida Portfolio's Prospectus. Generally, the Florida Portfolio does not issue share certificates to shareholders unless a specific request is submitted to the Florida Portfolio's shareholder servicing agent. The shares of the Florida Portfolio to be issued to the Florida Limited Term Portfolio shareholders and registered on the shareholder records of the shareholder servicing agent will have no preemptive rights. See "Information on Shareholders' Rights" and the Prospectus of the Florida Portfolio for additional information with respect to the shares of the Florida Portfolio.

	Federal Income Tax Consequences. For Federal income tax purposes, the exchange of assets of the Florida Limited Term Portfolio for shares of the Florida Portfolio is intended to qualify as a tax-free reorganization under
Section 368 (a) of the Internal Revenue Code of 1986, as amended (the "Code"). As a condition to the closing of the Reorganization, the Florida Limited Term
Portfolio and the Florida Portfolio will receive an opinion from Sullivan & Cromwell, to the effect that, on the basis of certain assumptions by counsel and certain representations by the Florida Limited Term Portfolio and the Florida Portfolio, as well as the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for Federal income tax purposes, upon consummation of the Reorganization, the following will apply:

	(1) 	the transfer of all or substantially all of the Florida
Limited Term Portfolio's assets in exchange for the Florida
Portfolio's shares and the assumption by the Florida
Portfolio of certain scheduled liabilities of the Florida
Limited Term Portfolio will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Florida Portfolio and the Florida Limited Term Portfolio will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code;

	(2) 	no gain or loss will be recognized by the Florida Portfolio
upon the receipt of the assets of the Florida Limited Term
Portfolio in exchange for the Florida Portfolio's shares and the assumption by the Florida Portfolio of certain scheduled liabilities of the Florida Limited Term Portfolio;

	(3) 	no gain or loss will be recognized by the Florida Limited
Term Portfolio upon the transfer of the Florida Limited Term
Portfolio's assets to the Florida Portfolio in exchange for the Florida Portfolio's shares and the assumption by the Florida Portfolio of certain scheduled liabilities of the Florida Limited Term Portfolio or upon the distribution
(whether actual or constructive) of the Florida Portfolio's shares to the Florida Limited Term Portfolio's shareholders;

	(4) 	no gain or loss will be recognized by shareholders of the
Florida Limited Term Portfolio upon the exchange of their Florida Limited Term Portfolio shares for the Florida
Portfolio shares;

	(5) 	the aggregate tax basis of the Florida Portfolio shares to
be received by each Florida Limited Term Portfolio shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Florida Limited Term
Portfolio shares surrendered in exchange therefor and the holding period of the Florida Portfolio shares to be received by each Florida Limited Term Portfolio shareholder will include the period during which the shares of the Florida Limited Term Portfolio which are surrendered in exchange therefor were held by such shareholder (provided the Florida Limited Term Portfolio shares were held as capital assets on the date of the Reorganization); and

	(6)	the tax basis of the Florida Limited Term Portfolio's assets to be acquired by the Florida Portfolio will be the same as the tax basis of such assets to the Florida Limited Term
Portfolio immediately prior to the Reorganization. The holding period of the assets of the Florida Limited Term
Portfolio in the hands of the Florida Portfolio will include the period during which such assets were held by the Florida
Limited Term Portfolio.

The foregoing opinion states that no opinion is expressed as to the effect of the Reorganization onthe Florida Portfolio, Florida Limited Term Portfolio or Florida Limited Term Portfolio shareholders in respect of any asset as to which unrealized gain or loss is required to be recognized for U. S. federal income tax purposes at the end of each year under a mark-to-market sustem of accounting. The opinion further states that the tax consequences described therein may not apply to Florida Limited Term shareholders that acquire shares upon the exercise of employee stock options or otherwise as compensation, that hold their shares as part of a "straddle" or "conversion transaction" or that are insurance companies, securities dealers, financial institutions or foreign persons.

Shareholders of the Florida Limited Term Portfolio should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the Federal income tax consequences of the Reorganization, shareholders of the Florida Limited Term Portfolio should also consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

	Capitalization. The following table, which is unaudited, shows the capitalization of the Florida Portfolio and the Florida Limited Term Portfolio as of November 11, 1996 and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value:


(In thousands, except
per share values)
(Unaudited)



Florida Limited
Term
Florida
Pro forma for


Portfolio
 Portfolio
Reorganization


(Unaudited)
(Unaudited
(Unaudited)


(In thousands, except per share values)



Class B Shares





Net
Assets..........
 .....
$10,810,521
$116,998,355
$127,808,876

Net asset value
per share
	     6.75
	     13.43
	    13.43

Shares
outstanding.....
 ...
$1,602,115
$8,708,816
$9,513,769







Class B Shares




Net
Assets..........
 .....

$49,077,991
$49,077,991

Net asset value
per share

13.42
13.42

Shares
outstanding.....
 ...

$3,658,176
$3,658,176


Class C Shares




Net
Assets..........
 .....
$2,857,335
$3,527,811
$6,385,146

Net asset value
per share
6.74
13.41
13.41

Shares
outstanding.....
 ...
$423,976
$263,149
$476,224


Class Y Shares




Net
Assets..........
 .....

$5,108,863
$5,108,863

Net asset value
per share

13.44
13.44

Shares
outstanding.....
 ...

$380,232
$380,232



		As of the Record Date, November 15, 1996, there were 1,595,285.298 outstanding Class A shares, 423,466.277 outstanding Class C shares and no outstanding Class Y shares of the Florida Limited Term Portfolio and 8,705,628.476 outstanding Class A shares, 3,660,380.412 outstanding
Class B shares 263,148.605 Class C shares and 380,231.561 outstanding
Class Y shares of the Florida Portfolio. As of the Record Date, the officers and Trustees of Smith Barney Muni Funds as a group beneficially owned less than 1% of the outstanding shares of the Florida Limited Term Portfolio. Except as set forth below, to the best knowledge of the Trustees of the Fund, as of the Record Date, no shareholder or "group"
(as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), owned beneficially or of record 5% or more of a Class of shares of the Florida Limited Term Portfolio As of the Record Date, the officers and Trustees of Smith Barney Muni Funds as a group beneficially owned 1.5% of the outstanding shares of the Florida
Portfolio. Except as set forth below, to the best knowledge of the Trustees of the Fund, as of the Record Date, no shareholder or "group"
(as that term is used in Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), owned beneficially or of record 5% or more of a Class of shares of the Florida Portfolio.




Percentage of Class Owned of Record

or Beneficially



Name and Address
Fund and
Class
As of the
Record
Date
Upon
Consummation
of the
Reorganization

Susan H. Dupuis Trustee
Susan H. Dupuis Liv. Rev.
Tr.
DTD 9/26/89
4100 Bay Point Road
Miami, FL  33137-3306

Florida Limited Term
Porfolio
Class A
10.12%
0.86%

Alico Inc.
Attn:  Craig Simmons
P.O. Box 338
Labelle, FL  33935-0338

Florida Limited Term
Porfolio
Class C
10.86
4.86

Dominick Amatulli TTEE
FBO Dominick Amatulli
U/A/D 01/25/93
120 Shore Drive
Rivera Beach, FL  33404-
2419

Florida Limited Term
Porfolio
Class C
8.24
3.69

Sylvia Pawliger TTEE FBO
Sylvia Pawliger Living TR
DTD 11/14/94
5440 SW 85th Street
Miami, FL 33143-8330

Florida Limited Term
Porfolio
Class C
8.10
3.63

The E.G. Rosenblatt Living
TR
E.G. Rosenblatt, TTEE
2295 South Ocean Boulevard
Palm Beach, Florida
33480-5357

Florida Porfolio
Class A
7.17
6.56

Abram Ackerman TTEE
Abram Ackerman Trust
U/A/D 02/23/93
2431 North West 61st
Diagonal
Boca Raton, FL  33496-3644
Florida Porfolio
Class Y
100.00
100.00






	INFORMATION ABOUT THE FLORIDA AND FLORIDA LIMITED TERM PORTFOLIOS

Management's Discussion and Analysis of Market Conditions and
Portfolio Review.
		       (through March 31, 1996)

     Management has summarized the period's prevailing economic and market conditions below and outlined the various investment strategies employed by the Portfolios during this time. .

Market and Economic Overview

Interest rates declined steadily over the first nine months of the fiscal yearin response to low inflation and very sluggish economic growth. Over the last three months of the fiscal year, however, interest rates rose sharply as economic reports pointed to much stronger growth than was expected by most market participants and concerns over the stalemated federal budget negotiations continued.

In the past few months, the volatility of the municipal bond market has increased and municipal bond yields have reached their highest levels in over a year. However, despite continued uncertainty over the direction of short-term interest rates, there were some signs of a possible municipal bond market turnaround as the higher yields offered by municipal bonds began to attract a growing number of individual and institutional investors. In Management's view, municipal bonds represent good value and now may be the time for individuals to consider participating in the tax-exempt market.

Florida Economic Highlights

Strong growth in service employment and trade have helped to keep Florida's economic growth robust. Florida's economy continues to broaden and diversify with substantial activity in the insurance and banking industries and export-related industries on top of the Sunshine State's solid base of agriculture and tourism. In addition, Florida has begun to attract a younger population and we believe this changing demographic mix should be positive for the State's economy over the long term.

Florida currently has a double-A rating from Moody's Investors Services, Inc. and a double-A rating from Standard & Poor's Corporation, two major credit report and bond rating agencies. Management is confident that Florida's strong economy will enable it to maintain its solid, double-A credit rating for the foreseeable future.

Florida Limited Term Portfolio's Performance and Investment Strategy

For the year ended March 31, 1996, the Florida Limited Term Portfolio had a total return of 7.35% and outperformed its intermediate-term Florida municipal bond fund peer group average of 6.49%. Over 94% of the Florida Limited Term Portfolio was in investment-grade securities. (An investment-grade security is a security with a rating of BBB/Baa or better from S&P or Moody's.)

As an intermediate-term municipal bond fund, the Florida Limited Term Portfolios restricted to an average life no longer than ten years. As of March 31 1996, the Portfolio's weighted average maturity was just over 8 years and the Portfolio had a heavy emphasis on premium bonds in the intermediate range because these types of issues generally provide attractive income while offering some protection from market volatility. The largest sectors of the Florida Limited Term Portfolio were various types of bonds escrowed with U.S. government securities (roughly 30%), hospitals (21%), housing (about 12%) and pollution-control revenue bonds (approximately 14%).As turbulence in the municipal bond market has increased, Management has continued to emphasize a high-quality credit orientation and a slightly defensive posture in the Florida Limited Term Portfolio. In addition, Management believes that certain types of intermediate-term municipal bonds can provide investors with an attractive level of income without the higher interest rate risk of longer-term maturity issues. Florida Portfolio's Performance and Investment Strategy

Florida Portfolio's Performance and Investment Strategy

For the year ended March 31, 1996, the Florida Portfolio generated a total return of 8.65% for Class A shares which compares favorably with its Lipper Analytical Services, Inc. peer group average of 7.13%. (Lipper Analytical Services, Inc. is a major fund tracking organization.)

During the period covered by this report, the Florida Portfolio maintained its high credit quality. Over 82% of the Portfolio was in investment-grade securities. Approximately 50% of the Florida Portfolio had a triple-A rating and most of these issues were credit-enhanced and insured primarily with the Municipal Bond Insurance Association (MBIA), the American Bond Assurance Corporation (AMBAC) or the Financial Guarantee Insurance Corporation (FGIC).

The average weighted maturity of the Florida Portfolio was just over 19 years and the Portfolio had excellent call protection. The three largest sectors of the broadly diversified Florida Portfolio were housing (just under 17%),hospitals (just below 13%) and prerefunded bonds (just under 12%) because we believe these issues represented good value.

Because of recent increased turbulence in the municipal bond market, we believe the Portfolio's high credit-quality orientation, good call protection and broad sector diversification is a prudent investment strategy. In our view, this investment approach should continue to provide investors with a competitive stream of income while at the same time helping to minimize the fluctuation of the Portfolio's net asset value in a volatile market.

Outlook. While the day-to-day volatility in the fixed income markets is likely to continue, the sharp increase in interest rates over the last two months has made long-term municipal bonds more attractive on a relative basis.
 In Management's view, competitive pressures in the global economy and changing demographics should help to keep inflation in check. (Labor costs constitute roughly two-thirds of the total cost of all finished goods). Management believes that long-term municipal bonds currently represent good value and offer investors a healthy risk premium over inflation. In addition, with long-term municipal bonds providing roughly 90% of the yield available on comparable maturity Treasury securities, we believe investors are well compensated for the potential risks of all but the most radical tax reform proposals currently in circulation. It was not too long ago that the "flat tax" issue was touted as potentially the biggest issue of the upcoming Presidential election in November. The exit of Republican candidate Steven Forbes from the Presidential race has caused the flat tax to recede from the political debate. However, between now and November, tax reform again could move into the political spotlight as the campaign intensifies. In closing, Management believes that there is little chance that radical tax reforms will be enacted. In Management's view, the municipal bond market remains quite attractive and Management believes that the Portfolios are well positioned in the current environment




SMITH BARNEY MUNI FUNDS
Florida Limited Term Portfolio


Historical Performance  Class A Shares



Net Asset Value




Beginning	End
Income
Total

Year Ended
of Year 	of Year
Dividends
Returns(
1)

3/31/96
$6.56
$6.71
$0.33
7.35%

3/31/95
6.44
6.56
0.33
7.17

Inception* - 3/31/92
6.50
6.44
0.24
2.74

Total



$0.90





Historical Performance  Class C Shares



Net Asset Value




Beginning	  End
Income
Total

Year Ended
  of Year 	of Year
Dividends
Returns(
1)

12/31/96
$6.55
$6.70
$0.31
7.17%

12/31/95
  6.43
6.55
0.31
6.84

Inception* - 12/31/92
  6.51
6.43
0.23
2.17

Total


$0.85




It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.



SMITH BARNEY MUNI FUNDS
Florida Limited Term Portfolio

Average Annual Total Return


Without Sales Charge(1)


Class A
Class C

Year Ended 3/31/96
7.35%
7.17%

Inception* through 3/31/96
5.88
5.54



With Sales Charge(2)


Class A
Class C

Year Ended 3/31/96
5.27%
6.17%

Inception* through 3/31/96
5.16
5.54



Cumulative Total Return


Without Sales Charge(1)

Class A (Inception* through
3/31/96)
18.20%

Class C (Inception* through
3/31/96)
16.97


(1) Assumes reinvestment of all dividends and capital gain distributions, if any, at net asset value and does not reflect the deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions, if any, at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 2.00% and Class C shares reflect the deduction of a 1.00% CDSC, which applies if shares are redeemed within the first year of purchase.

*	Inception dates for Class A and C and shares are April 27, 1993 and May 4,
1993, respectively.

Total return is not annualized, as it may not be representative of the total return for the year.








Historical Performance (unaudited)



Growth of $10,000 Invested in Class A Shares of the
Florida Limited Term Portfolio vs.
 Lehman 10 Year General Obligation Index


April 1993  March 1996



PLOT POINTS

                FLORIDA
 DATE    LIMITED    INDEX
 4/27/93    9,800     10,000
 4/93      9,800     10,101      1.01%
  5/93      9,845     10,143      0.42%
             6/93      9,981     10,323      1.77%
            7/93     10,036     10,357      0.33%
             8/93     10,228     10,571      2.07%
            9/93     10,314     10,704      1.25%
            10/93    10,263     10,717      0.13%
             11/93    10,257     10,640     -0.72%
            12/93    10,467     10,865      2.11%
            1/94     10,601     11,003      1.27%
            2/94     10,379     10,657     -3.14%
             3/94     10,073     10,265     -3.68%
             4/94     10,146     10,391      1.23%
            5/94     10,221     10,475      0.80%
             6/94     10,184     10,417     -0.55%
            7/94     10,338     10,584      1.60%
             8/94     10,365     10,635      0.49%
            9/94     10,297     10,484     -1.42%
           10/94      10,148     10,331     -1.46%
           11/94       9,983     10,136     -1.89%
          12/94      10,140     10,319      1.80%
             1/95     10,428     10,586      2.59%
             2/95     10,652     10,885      2.83%
             3/95     10,780     11,032      1.35%
             4/95    10,792     11,046      0.12%
             5/95    11,085     11,396      3.17%
             6/95    11,030     11,325     -0.62%
            7/95    11,159     11,492      1.47%
            8/95    11,271     11,648      1.36%
            9/95    11,333     11,722      0.64%
             3/96     11,573     12,012      2.47%



	Hypothetical illustration of $10,000 invested in Class A shares at inception on April 27, 1993, assuming deduction of 2.00% sales charge at the time of investment and reinvestment of dividends (after deduction of applicable sales charge through November 6, 1994, and thereafter at net asset value)qnd capital gains, if any, at net asset value through March 31, 1996. . The Lehman 10 Year General Obligation Index is a broad based, total return index, comprised of all investment grade fixed rate, long term maturities (9-12 years) and are selected from issues larger than $50 milion dated since January, 1984. The index is unmanaged and is not subject to the same management and trading expenses as a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

	All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption value may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.





SMITH BARNEY MUNI FUNDS
Florida Portfolio

Historical Performance  Class A Shares



Net Asset Value





Beginning	End
Income
Capital
Gain
Total

Year Ended
of Year 	of Year
Dividends
Distribut
ions
Returns(
1)

3/31/96
$12.89
$13.24
$0.74

$0.00
8.65%

3/31/95
12.82
12.89
0.76
0.00
6.77

3/31/94
13.21
12.82
0.77
0.00
2.75

3/31/93
12.32
13.21
0.80
0.01
14.21

Inception* -
3/31/92
12.00
12.32
0.70
0.00
8.70

Total


$3.77

$0.01





Historical Performance  Class B Shares



Net Asset Value





Beginning	End
Income
Capital
Gain
Total

Year Ended
of Year 	of Year
Dividends
Distribut
ions
Returns(1)

3/31/96
$12.89
$13.23
$0.69
$0.00
8.09%

Inception* -
3/31/95
11.91
12.89
0.29
0.00
10.77

Total


$0.98
$0.00





Historical Performance  Class C Shares



Net Asset Value





Beginning	  End
Income
Capital
Gain
Total

Year Ended
   of Year 	of
Year
Dividends
Distribut
ions
Returns(1)

3/31/96
$12.89
$13.22
$0.68
$0.00
7.96%

3/31/95
12.81
12.89
0.67
0.00
6.12

3/31/94
13.20
12.81
0.68
0.00
2.05

Inception* -
3/31/93
12.86
13.20
0.18
0.00
4.05

Total


$2.21
$0.00




It is the Fund's policy to distribute dividends monthly and capital gains, if any, annually.







SMITH BARNEY MUNI FUNDs
FLORIDA PORTFOLIO
Historical Performance (unaudited)



Growth of $10,000 Invested in Class A Shares of the the Florida Portfolio vs.
Lehman Muni Bond Fund Index


April 1991  March 1996

PLOT POINTS


  DATE     FLORIDA    INDEX
 4/2/91       9,600   10,000
  4/91        9,672   10,155     1.55%
  5/91        9,752   10,275     1.18%
  6/91        9,671   10,255    -0.19%
  7/91        9,838   10,414     1.55%
  8/91        9,950   10,564     1.44%
  9/91       10,087   10,717     1.45%
  10/91      10,184   10,829     1.04%
  11/91      10,199   10,842     0.12%
  12/91      10,446   11,100     2.38%
  1/92       10,409   11,093    -0.06%
  2/92       10,405   11,111     0.16%
  3/92       10,410   11,139     0.25%
  4/92       10,498   11,245     0.95%
  5/92       10,664   11,409     1.46%
  6/92       10,866   11,629     1.93%
  7/92       11,265   12,056     3.67%
  8/92       11,071   11,894    -1.34%
  9/92       11,120   11,947     0.44%
  10/92      10,887   11,747    -1.67%
  11/92      11,213   12,077     2.81%
  12/92      11,347   12,234     1.30%
  1/93       11,491   12,349     0.94%
  2/93       11,982   12,923     4.65%
  3/93       11,857   12,768    -1.20%
  4/93       11,986   12,943     1.37%
  5/93       12,042   13,051     0.83%
  6/93       12,253   13,296     1.88%
  7/93       12,265   13,309     0.10%
  8/93       12,505   13,650     2.56%
  9/93       12,664   13,827     1.30%
  10/93      12,692   13,854     0.19%
  11/93      12,563   13,686    -1.21%
  12/93      12,806   14,039     2.58%
  1/94       12,976   14,205     1.18%
  2/94       12,685   13,735    -3.31%
  3/94       12,156   12,915    -5.97%
  4/94       12,185   12,815    -0.77%
  5/94       12,282   12,965     1.17%
  6/94       12,224   12,810    -1.20%
  7/94       12,437   13,139     2.57%
  8/94       12,477   13,415     2.10%
  9/94       12,323   13,105    -2.31%
10/94        12,079   12,703    -3.07%
11/94        11,780   12,367    -2.64%
12/94        12,129   12,806     3.55%
  1/95       12,508   13,370     4.40%
  2/95       12,859   13,914     4.07%
  3/95       12,961   14,081     1.20%
4/95      12,985   14,010    -0.50%
  5/95      13,392   14,607     4.26%
  6/95      13,282   14,338    -1.84%
  7/95      13,406   14,412     0.51%
  8/95      13,532   14,615     1.41%
  9/95      13,637   14,729     0.78%
  3/96       14,084   15,153     2.88%


*Plot Highligted Points Only!


	Hypothetical illustration of $10,000 invested in Class A shares at inception on April 2, 1991, assuming deduction of the maximum 4% sales charge at the time of investment or reinvestment of dividends(after deduction of applicable sales charges through November 6, 1994, and thereafter at net asset value) and capital gains, if any, at net asset value through March 31, 1996. The Lehman Muni Bond Fund Index is a broad based, total return index, composed of 8,000 actual bonds which are all investment grade, fixed rate, long term maturities (greater than two years) and are selected from issues larger than $50 million dated since January, 1984. The index is unmanaged and is not subject to the same management and trading expenses of a mutual fund. The performance of the Portfolio's other classes may be greater or less than the Class A shares' performance indicated on this chart, depending on whether greater or lesser sales charges and fees were incurred by shareholders investing in the other classes.

	All figures represent past performance and are not a guarantee of future results. Investment returns and principal value will fluctuate, and redemption values may be more or less than the original cost. No adjustment has been made for shareholder tax liability on dividends or capital gains.






SMITH BARNEY MUNI FUNDS
Florida Portfolio

Average Annual Total Return


Without Sales Charge(1)


Class A
Class B
Class C

Year Ended 3/31/96
8.65%
8.09%
7.96%

Inception* through 12/31/95
8.15
7.82
4.78



With Sales Charge(2)


Class A
Class B
Class C

Year Ended 3/31/96
4.28%
3.59%
6.96%

Inception* through 3/31/96
7.27
4.97
4.78



Cumulative Total Return


Without Sales Charge(1)

Class A (Inception* through
3/31/96)
47.95%

Class B (Inception* through
3/31/96)
10.89

Class C (Inception* through
3/31/96)
16.32


(1) Assumes reinvestment of all dividends and capital gain distributions, if any, at net asset value and does not reflect the deduction of the applicable sales charge with respect to Class A shares or the applicable contingent deferred sales charges ("CDSC") with respect to Class B and C shares.

(2) Assumes reinvestment of all dividends and capital gain distributions, if any, at net asset value. In addition, Class A shares reflect the deduction of the maximum initial sales charge of 4.00% and Class B shares reflect the deduction of a 4.50% CDSC, which applies if shares are redeemed less than one year from initial purchase. This CDSC declines by 0.50% the first year after purchase and thereafter by 1.00% per year until no CDSC is incurred. Class C shares reflect the deduction of a 1.00% CDSC, which applies if shares are redeemed within the first year of purchase.

* Inception dates for Class A, B and C and shares are April 2, 1991, November 6, 1994 and January 5, 1993, respectively.

        Total return is not annualized, as it may not be representative of the total return for the year.








Management's Discussion and Analysis of Market Conditions and
Portfolio Review.
		       ( upated through September 30, 1996)

Market and Economic Overview
Because of the uncertainty surrounding the future direction of the U.S. economy, the bond markets have continued to experience significant volatility over the past six months. However, this heightened volatility has been confined to a narrow trading range of between 6.75% and 7.20% on 30-year U.S. Treasury yields.

In Management's view, this heightened bond market volatility stems from several conditions in the U.S. economy with the most important being the underlying strength of the U.S. economy. For example, gross domestic product
(GDP) in the U.S. for the second quarter of 1996 grew at an annualized rate of 4.7%, up from 2.0% in the first quarter. This pace of economic growth has caused pressures on both labor and capital to increase, yet there have been no signs of a pick-up in inflation. Bond market investors have closely monitored recent U.S. economic data for signs of whether the rate of U.S. economic growth will moderate, or whether the economy will continue to grow at its current pace. The latter scenario would most likely cause the Federal Reserve Board (the Fed) to tighten monetary policy by raising short-term interest rates. While the majority of key U.S. economic announcements over the past six months points toward a strengthening rather than a weakening economy, government reports released during the month of September suggest that the economy may be headed for a slowdown. In response, interest rates have since declined from their higher levels in June and July.

Florida Economic Highlights
During the period covered by this report, Florida's service-based economy continued to grow at a steady pace, with performance exceeding national levels. While the Sunshine State's strong economic growth has increased pressure to build more infrastructure and educational facilities, the State's debt and financial operations have remained balanced. Moreover, Florida's economy has diversified away from its traditional base of agriculture and seasonal tourism into a solid service and trade economy, led by fast-growing businesses in insurance, banking and export-related industries.

As of September 30, 1996, Florida's general obligation debt is rated double-A by Moody's Investors Services, Inc., Standard & Poor's Corporation and Fitch Investors Service, Inc., the three major credit report and bond rating agencies. In our opinion, Florida should be able to maintain its double-A credit rating because of its solid and more broadly diversified economy.

Florida Limited Term Portfolio's Performance and Investment Strategy
For the six months ended September 30, 1996, the Class A shares of the Florida Limited Term Portfolio had a total return of 2.24%. In comparison, the Portfolio's Lipper Analytical Services, Inc. intermediate-term Florida municipal bond fund peer average had a total return of 1.92% for the same time period. (Lipper is an independent fund tracking organization.) As of September 30, 1996, approximately 98% of the Florida Limited Term Portfolio was ininvestment-grade securities. (An investment-grade security is a security with a rating of BBB/Baa or better from a Standard & Poor's Corporation or Moody's Investors Services, Inc.)

Over the six-month period covered by this report, the Florida Limited Term Portfolio distributed dividends totaling $0.1683 per share; based on its net asset value (NAV) of $6.69 as of September 30, 1996, this equates to an annualized distribution rate of 5.03%. For a Florida resident in the federal income tax bracket of 36%, the Florida Limited Term Portfolio's tax free yield of 5.03% is equivalent to a taxable yield of 7.89%.

Florida currently imposes an "intangibles tax" on certain securities and other intangible assets owned by Florida residents. The Florida Limited Term Portfolio will seek generally to select investments that will enable its shares to be exempt from the Florida intangibles tax and will attempt to ensure that all of its assets held on the annual assessment date are exempt from this tax.

As an intermediate-term municipal bond fund, the Florida Limited Term Portfolio is restricted to an average weighted maturity of no longer than ten years. As of September 30, 1996, the Portfolio's average weighted maturity was just over 8 years. During the period covered by this report, the Portfolio maintained its high-quality credit orientation and strong emphasis on premium bonds in the intermediate-maturity range because these types of issues generally provide attractive income while offering investors a degree of protection from market volatility. The largest sectors of the Florida Limited Term Portfolio were various types of bonds escrowed with U.S. government securities (roughly 28%), pollution control revenue bonds (approximately 17%), hospital bonds (roughly 16%) and single-family mortgage bonds (approximately 9%).

Florida Portfolio's Performance and Investment Strategy
For the six-months ended September 30, 1996, the Florida Portfolio posted a
total return of 3.24% for Class A shares.   This compares to its Lipper
Analytical Services, Inc. peer group average of 2.96%. (Lipper is a major fund tracking organization.)

Over the six-month period covered by this report, the Florida Portfolio distributed dividends totaling $0.372 per share; based on its net asset value
(NAV) of $13.29 as of September 30, 1996, this equates to an annualized distribution rate of 5.59%. For a Florida resident in the federal income tax bracket of 36%, the Florida Portfolio's tax free yield of 5.59% is equivalent to a taxable yield of 8.73%.

Florida currently imposes an "intangibles tax" on certain securities and other intangible assets owned by Florida residents. The Florida Portfolio will seek generally to select investments that will enable its shares to be exempt from the Florida intangibles tax and will attempt to ensure that all of its assets held on the annual assessment date are exempt from this tax.

During the period covered by this report, the Florida Portfolio maintained its high credit quality. Approximately 92% of the Portfolio's holdings were in investment-grade securities and roughly 50% of the Portfolio's investments had a triple-A rating. The average weighted maturity of the Florida Portfolio was just under 21 years and it had excellent call protection. The three largest sectors of the broadly diversified Florida Portfolio were hospital bonds (just over 12%), multi-family housing bonds (roughly 10%) and pre-refunded bonds (10%). The Portfolio continues to follow a prudent investment management strategy that has an emphasis on high-quality issues, good call protection and broad sector diversification. Management believes that its strategy should continue to provide investors with a competitive income stream, while at the same time helping to minimize the fluctuation of the Portfolio's NAV when the market is volatile.

Municipal Bond Market Update and Outlook
Although this has been a challenging period for the fixed income markets, the municipal bond market has outperformed the U.S. government bond market. In Management's view, the municipal bond market's better relative performance can be attributed primarily to higher demand and modest supply. In recent months, investors have been seeking to reinvest proceeds of municipal bonds that have either matured or been called, back into the municipal bond market. This increased demand combined with light supply has caused municipal bond prices to stay higher, and yields to conversely remain lower, relative to those of U.S. Treasury securities.

Going forward, we expect the municipal bond market should benefit from a comfortably low annual inflation rate and municipalities that continue to issue new debt sparingly. In Management's view, competitive pressures in the global economy and changing demographics should further help to keep inflation in check. (Labor costs constitute roughly two-thirds of the total cost of all finished goods.) In addition, the Federal Reserve seems content with the current level of interest rates because economic growth is not overly robust.
 For these reasons, Management maintains a positive outlook on the market for the balance of 1996.


	COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

	The following discussion, which summarizes the investment objectives, policies and restrictions of the Florida Portfolio and the Florida Limited Term Portfolio, is based upon and qualified in its entirety by the investment objectives, policies and restriction sections of the Prospectuses of the Florida Portfolio and the Florida Limited Term Portfolio. For a full discussion of the investment objectives, policies and restrictions of each Portfolio, refer to the Prospectus, which accompanies this Prospectus/Proxy Statement, under the captions, "Investment Objective and Management Policies."

	Investment Objective. The principal investment objective of the Florida Portfolio is identical to that of the Florida Limited Term Portfolio, in that each seeks as high a level of income exempt from Federal income taxes as is consistent with prudent investing. Both the Florida Portfolio's and the Florida Limited Term Portfolio's investment objective is fundamental and, as such, may be changed only by the "vote of a majority of the outstanding voting securities," as defined in the 1940 Act. The investment policies of the Florida Portfolio and the Florida Limited Term Portfolio are non-fundamental and, as such, may be changed by the Board of Trustees, without shareholder approval, provided such change is not prohibited by the investment restrictions (which are set forth in the Statement of Additional Information) or applicable law, and any such change will first be disclosed in the then current prospectus.

	Primary Investments.	The Florida Portfolio and the Florida Limited
Term Portfolio invest primarily in obligations issued by the State of Florida, its political subdivisions, agencies and instrumentalities, the interest from which is in the opinion of bond counsel for the various issuers, exempt from Federal income taxes at the time of their issuance ("Municipal Obligations").
 Such obligations are issued to raise money for a variety of public projects that enhance the quality of life including health facilities, housing, airports, schools, highways and bridges. The Portfolios operate subject to a fundamental policy providing that , under normal market conditions, the Portfolios will invest at least 65% of their total assets in municipal obligations issued by the State of Florida, its political subdivisions and their agencies and instrumentalities and in other municipal obligations which are exempt from the Florida intangibles tax. The Portfolios also operate subject to a fundamental policy that, under normal market conditions, the Portfolios will seek to invest at least 100% of their assets and the Portfolios will not invest less than 80% of their assets in municipal obligations the interest on which is exempt from Federal income taxes (other than the alternative minimum tax). Each Portfolio may invest without limit in municipal obligations whose interest is a tax preference for purposes of the Federal alternative minimum tax. The Florida Limited Term Portfolio, however, invests at least 80% of its assets in obligations with remaining maturities of less than ten years and the dollar-weighted average maturity of the entire portfolio will normally not exceed ten years. The Florida Portfolio is not restricted with respect to either the maturities of the obligations or the dollar-weighted average maturity of the whole Portfolio and invests in obligations of varying maturities.

        Municipal bonds purchased for the Portfolios must, at the time of purchase, be investment-grade municipal bonds and at least two-thirds of the Portfolios' municipal bonds must be rated in the category of A or better. Investment grade bonds are those rated Aaa, Aa, A and Baa by Moody's Investors Service, Inc. ("Moody's) and AAA, AA, A and BBB by Standard & Poor's Corporation ("S&P) or have an equivalent rating by any nationally recognized statistical rating organization; prerefunded bonds escrowed by U.S. Treasury obligations will be considered AAA-rated even though the issuer does not obtain a new rating. Up to one-third of the assets of the Portfolios may be invested in municipal bonds rated Baa or BBB or in unrated municipal bonds, if, based upon credit analysis by the Manager, it is believed that such securities are at least of comparable quality to those securities in which the Portfolios may invest. After the Portfolios purchase a municipal bond, the issuer may cease to be rated or its rating may be reduced below the minimum required for purchase. Such an event would not require the elimination of the issue from the Portfolio but the Manager will consider such an event in determining whether the Portfolio should continue to hold the security. The Portfolios' short-term municipal obligations will be limited to high grade obligations (obligations that are secured by the full faith and credit of the United States or are rated MIG1 or MIG2, VMIG1 or VMIG2 or Prime-1 or Aa or better by Moody's or SP-1+, SP-1, SP-2, or A-1 or AA or better by S&P or have an equivalent rating by any nationally recognized statistical rating organization or obligations determined by the Manager to be equivalent). Among the types of short-term instruments in which the Portfolios may invest are floating or variable rate term demand instruments, tax-exempt commercial paper (generally having a maturity of less than nine months), and other types of notes generally having maturities of less than three years, such as Tax Anticipation Notes, Revenue Anticipation Notes, Tax and Revenue Anticipation Notes and Bond Anticipation Notes. Demand instruments usually have an indicated maturity of more than one year, but contain a demand feature that enables the holder to redeem the investment on no more than 30 days' notice; variable rate demand instruments provide for automatic establishment of a new interest rate on set dates; floating rate demand instruments provide for automatic adjustment of their interest rates whenever some other specified interest rate changes (e.g., the prime rate). The Portfolios may purchase participation interests ("Participations") in variable rate tax-exempt securities (such as Industrial Development Bonds) owned by banks. Participations are frequently backed by an irrevocable letter of credit or guarantee of a bank that the Manager has determined meets the prescribed quality standards for the Portfolios. Participations will be purchased only if management believes interest income on such Participations will be tax-exempt when distributed as dividends to shareholders.


         Municipal Obligations.     Municipal Obligations are classified as
general obligation and revenue. General obligations are secured by a municipal issuer's pledge of its full faith, credit and taxing power for the payment of principal and interest. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities or, in some cases from the proceeds of a special excise tax or other specific revenue source, but not from general taxing power. Notes are short-term obligations of issuing municipalities or agencies and are sold in anticipation of a bond sale, collection of taxes or receipt of other revenues.


     In attempting to achieve their investment objective, the Portfolios may employ, among others, the following portfolio strategies:

      Illiquid Securities. The Florida Portfolio and the Florida Limited Term Portfolio may invest up to 10% and 15%, respectively, of the value of its net assets in illiquid securities, including those that are not readily marketable or for which there is no readily established market.

     Municipal Bond Index Futures. Each Portfolio may invest in municipal bond index futures (currently traded on the Chicago Board of Trade) or in listed contracts based on U.S. Government securities as a hedging policy in pursuit of its investment objective; provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposit on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets. Since any income would be taxable, it is anticipated that such investments would be made only in those circumstances when the Manager anticipates the possibility of an extreme change in interest rates or in market conditions but does not wish to liquidate the Portfolio's securities.

     Temporary Investments. Under normal circumstances, the Portfolios may invest up to 20% of their assets in taxable fixed income securities, but only in obligations issued or guaranteed by the full faith and credit of the United States, and may invest more than 20% of its assets in U.S. Government securities during periods when in the Manager's opinion a temporary defensive posture is warranted, including any period when the Portfolio's monies available for investment exceed the municipal obligations available for purchase that meet the Portfolio's rating, maturity and other investment criteria.

     When Issued Securities. Each Portfolio may purchase new issues of Municipal Obligations on a when-issued basis, which means that delivery and payment for such securities normally take place within 45 days after the date of the commitment to purchase. Each Portfolio will not accrue income with respect to a when-issued security prior to its stated delivery date. When-issued securities may decline in value before this actual delivery to a Portfolio. Each Portfolio will establish a segregated account with the Portfolio's custodian consisting of cash or other liquid high grade debt securities in an amount equal to the purchase price of the Fund's when-issued commitments. The Portfolios generally will purchase Municipal Obligations on a when-issued basis only with the intention of actually acquiring the securities, but the Portfolios may sell such securities before the delivery date if it is deemed advisable.

     The Portfolios may also engage in short -term trading consistent with their investment objective.


	Restrictions. Each Portfolio has adopted the following fundamental investment restrictions for the protection of its shareholders, which restrictions may not be changed without the approval of the holders of a majority, as defined in the 1940 Act, of the voting securities of the respective Portfolio:

  1. The Portfolios may not invest more than 25% of their total assets taken at market value in any one industry, except that securities of the U.S. Government, its agencies and instrumentalities, and Municipal Obligations of Florida are not considered an industry for purposes of this limitation.

  2. Neither Portfolio may borrow money, except that each Portfolio may borrow from banks for temporary purposes (such as facilitating redemptions or for extraordinary or emergency purposes) in an amount not exceeding 10% of the value of such Portfolio's total assets at the time the borrowing is made (not including the amount borrowed) and no investments will be made while borrowings exceed 5% of total assets. Each Portfolio is further prohibited from pledging, or mortgaging its assets, except to secure permitted borrowing.

  3. Neither Portfolio may make loans, except to the extent the purchase of bonds or other evidences of indebtedness or the entry into repurchase agreements or deposits with banks, including the Portfolio's custodian, may be considered loans.

  4. Neither Portfolio may purchase securities on margin.

  5. Neither Portfolio may make short sales of securities.

 6. Neither Portfolio may purchase or hold any real estate, except that each Portfolio may invest in securities secured by real estate or interests therein or issued by persons (other than real estate investment trusts) which deal in real estate or interests therein.

 7. Neither Portfolio may purchase or sell commodities and commodity contracts, except that each Portfolio may invest in or sell municipal bond index futures contracts as described above, provided that immediately thereafter not more than 33 1/3% of its net assets would be hedged or the amount of margin deposits on the Portfolio's existing futures contracts would not exceed 5% of the value of its total assets.

  8. Neither Portfolio may act as an underwriter of securities of other issuers.

  9. Neither Portfolio may write or purchase puts, calls, straddles, or spread options.

	Other Restrictions. As a matter of operating policy, the Portfolios may not (1) purchase oil, gas or other mineral lease rights or royalty contracts or exploration or development programs, except that each Portfolio may invest in securities of issuers which operate, invest in, or sponsor such programs;
or (2) invest more than 5% of their assets in unseasoned issuers, including their predecessors, which have been in operation for less than three years.

INFORMATION ON SHAREHOLDERS' RIGHTS

	 General. The Florida Portfolio and the Florida Limited Term Portfolio, each a series of Smith Barney Muni Funds, are open-end, non-diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. Smith Barney Muni Funds were organized on August 14, 1985 under the laws of Massachusetts and is a business entity commonly known as a Massachusetts business trust. Smith Barney Muni Funds is governed by its Declaration of Trust, By-Laws and Trustees. Each Portfolio is also governed by Massachusetts state and federal law.

            The beneficial interest in the Portfolios is divided into shares, all with a par value of $.001 per share. The number of authorized shares of Smith Barney Muni Funds that may be issued is unlimited. The Trustees of Smith Barney Muni Funds have authorized the issuance of twenty series of shares, each representing shares in one of twenty portfolios, and may authorize the issuance of additional series of shares in the future. In each Portfolio, Class A shares, Class C shares and Class Y shares represent interests in the assets of the Portfolio and have identical voting, dividend, liquidation and other rights on the same terms and conditions except that expenses related to the distribution of each class of shares are borne solely by each class and each class of shares has exclusive voting rights with respect to provisions, if any, of each Portfolio's Rule 12b-1 distribution plan that pertains to such class.

  	 Trustees The Declaration of Trust of Smith Barney Muni Funds provides that the term of office of each Trustee shall be from the time of his or her election until the termination of the trust or until such Trustee sooner dies, resigns or is removed. A Trustee of Smith Barney Muni Funds may be removed with cause by written instrument, signed by at least two-thirds of the remaining Trustees. Vacancies on the Board of Smith Barney Muni Funds may be filled by the Trustees remaining in office. A meeting of shareholders will be required for the purpose of electing additional Trustees whenever fewer than a majority of the Trustees then in office were elected by shareholders.

      Voting Rights. Neither Portfolio holds a meeting of shareholders annually, and there normally is no meeting of shareholders for the purpose of electing Trustees unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders. A meeting of shareholders of a Portfolio, for any purpose, must be called upon the written request of shareholders holding at least 25% of such Portfolio's outstanding shares. On each matter submitted to a vote of the shareholders of a Portfolio, each shareholder is entitled to one vote for each whole share owned and a proportionate, fractional vote for each fractional share outstanding in the shareholder's name on the Portfolio's books. With respect to matters relating to Smith Barney Muni Funds requiring a majority shareholder vote as described in the Declaration of Trust, a majority of shares represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present shall decide such matter. In cases where the vote is submitted to the holders of one or more but not all series or classes, a majority of the outstanding shares of the particular series or class affected by the matter shall decide such matter.

      Liquidation or Termination. In the event of the liquidation or termination of any of the portfolios of Smith Barney Muni Funds, the shareholders of the respective Portfolio are entitled to receive, when, and as declared by the Trustees, as the case may be, the excess of the assets over the liabilities belonging to the liquidated or terminated portfolio of Smith Barney Muni Funds. The assets so distributed to shareholders of the liquidated or terminated portfolio of Smith Barney Muni Funds will be distributed among the shareholders in proportion to the number of shares of the particular class held by them and recorded on the books of the liquidated or terminated portfolio of Smith Barney Muni Funds.

     Liability of Trustees. Under the Declaration of Trust and By-Laws of Smith Barney Muni Funds, a Trustee will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee. The Declaration of Trust of Smith Barney Muni Funds further provides that Trustees and officers will be indemnified for the expenses of litigation against them unless it is determined that the person did not act in good faith in the reasonable belief that the person's actions were in or not opposed to the best interest of Smith Barney Muni Funds or the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence or reckless disregard of the person's duties.

      Rights of Inspection. Shareholders of Smith Barney Muni Funds have the same inspection rights as are permitted shareholders of a Massachusetts corporation under Massachusetts corporate law. Currently, each shareholder of a Massachusetts corporation is permitted to inspect the records, accounts and books of a corporation for any legitimate business purpose.

      Shareholder Liability. Under Massachusetts law, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable for the obligations of such Massachusetts business trust. Smith Barney Muni Funds' Declaration of Trust, however, disclaims shareholder liability for acts or obligations of Smith Barney Muni Funds and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund. Smith Barney Muni Fund's Declaration of Trust also provides for indemnification out of the property of Smith Barney Muni Funds for all losses and expenses of any shareholder held personally liable for the obligations of the fund. Shares of the Florida Portfolio issued to the shareholders of the Florida Limited Term Portfolio in the Reorganization will be fully paid and nonassessable when issued, transferable without restrictions and will have no preemptive rights.

     The foregoing is only a summary of certain characteristics of the operations of the Florida and Florida Limited Term Portfolios. The foregoing is not a complete description of the documents cited. Shareholders should refer to the provisions of the trust documents and Massachusetts law governing the Portfolios for a more thorough description.
 .

	ADDITIONAL INFORMATION ABOUT
	THE FLORIDA  PORTFOLIO
	AND THE FLORIDA LIMITED TERM PORTFOLIO

	The Florida Limited Term Portfolio. Information about the Florida Limited Term Portfolio is incorporated herein by reference from its current Prospectus dated July 1, 1996, a copy of which is enclosed herewith, and in the Statement of Additional Information dated July 1, 1996 as amended July 29, 1996, which has been filed with the SEC. A copy of such Statement of Additional Information is available upon request and without charge by writing to Smith Barney Muni Funds on behalf of the Florida Limited Term Portfolio at 388 Greenwich Street, New York, New York 10013 or by calling (800) 224-7523.

	The Florida Portfolio. Information concerning the operation and management of the Florida Portfolio is incorporated herein by reference from its current Prospectus dated July 29, 1996, a copy of which is enclosed herewith, and the Statement of Additional Information dated July 1, 1996 as amended July 29, 1996, which has been filed with the SEC. A copy of such Statement of Additional Information is available upon request and without charge by writing to Smith Barney Muni Funds on behalf of the Florida Portfolio at 388 Greenwich Street, New York, New York 10013 or by calling
(800) 224-7523.

	Both the Florida Portfolio and the Florida Limited Term Portfolio are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information including proxy material, reports and charter documents with the SEC. These reports can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the SEC, 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, Washington, D.C. 20549 at prescribed rates.


OTHER BUSINESS

	The Trustees of Smith Barney Muni Funds do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.


VOTING INFORMATION

	This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Trustees of the Fund to be used at the Special Meeting of Shareholders to be held at 10:00 a.m. New York City time on January 10, 1997, at 388 Greenwich Street, New York, New York 10013 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the Meeting and a proxy card, is first being mailed to shareholders of the Florida Limited Term Portfolio on or about November 30, 1996. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof.
 The holders of one-third of the shares of the Florida Limited Term Portfolio outstanding at the close of business on the Record Date present in person or represented by proxy will constitute a quorum for the Meeting. For purposes of determining a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (that is, proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. For this reason, abstentions and broker "non-votes" will have no impact on the requisite approval of the Plan. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of the Smith Barney Muni Funds, 388 Greenwich Street, New York, New York 10013. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

	Pursuant to the Fund's restated Declaration of Trust, approval of the Reorganization will require the affirmative vote of holders of a majority of the shares of the Florida Limited Term Portfolio represented in person or by proxy and entitled to vote at a meeting of shareholders at which a quorum is present, as determined in accordance with the By-Laws. According to the By-Laws, the presence in person or by proxy of the holders of record of one-third of the shares of the Florida Limited Term Portfolio, issued and outstanding and entitled to vote shall constitute a quorum at the Meeting. For purposes of voting with respect to the Reorganization, the Class A Class C, and Class Y shares, if any, will vote together as a single class. Shareholders of the Florida Limited Term Portfolio are entitled to one vote for each share. Fractional shares are entitled to proportional voting rights.

	Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal interviews conducted by officers or employees of Smith Barney and its affiliates and/or by First Data, the transfer agent of the Fund. In addition, Applied Mailing Systems, Inc., an affiliate of the transfer agent ("Applied Mailing") or an agent of Applied Mailing, may call shareholders of the Florida Limited Term Portfolio to ask if they would be willing to have their votes recorded by telephone. The telephone voting procedure is designed to authenticate the shareholder's identity by asking the shareholder to provide his social security number, in the case of an individual, or a taxpayer identification number, in the case of an entity. The shareholder's telephone vote will be recorded and a confirmation will be sent to the shareholder to ensure that the vote has been taken in accordance with the shareholder's instructions. Shareholders voting by telephone may vote for or against each proposal separately. Although a shareholder's vote may be taken by telephone, each shareholder will receive a copy of this Prospectus/Proxy Statement and may vote by mail using the enclosed proxy card. Although the Fund has been advised that this telephonic voting system complies with Massachusetts state law the Fund will seek an opinion of Massachusetts counsel prior to utilizing the telepnone voting procedure. The aggregate cost of solicitation of the shareholders of the Florida Limited Term Portfolio is expected to be approximately $10,000. Expenses of the Reorganization, including the costs of proxy solicitation, the preparation of this Prospectus/Proxy Statement and enclosures attached hereto and reimbursement of expenses for forwarding solicitation material to beneficial owners of shares of the Florida Limited Term Portfolio and expenses incurred in connection with the preparation of this Prospectus/ Proxy Statement will be borne by Smith Barney Inc., the Fund's distributor.

	In the event that sufficient votes to approve the Reorganization are not received by the Portfolio by January 10, 1997, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

	The votes of the shareholders of the Florida Portfolio are not being solicited by this Prospectus/Proxy Statement.


FINANCIAL STATEMENTS AND EXPERTS

	KPMG Peat Marwick LLP has rendered an opinion on the statements of assets and liabilities, including the schedules of investments, of the Florida
Limited Term Portfolio and the Florida Portfolio as of March 31, 1996, and the related statements of operations, for the year then ended, changes in net assets for each of the years in the two-year period then ended and financial highlights for each of the years in the four-year period then ended and for the period from April 2, 1991 (commencement of operations) to March 31, 1992 with respect to the Florida Portfolio and for the two-year period ended March
31, 1996 and for the period form April 27, 1993 (commencement of operations) to March 31, 1994 with respect to the Florida Limited Term Portfolio. These financial statements and financial highlights have been incorporated by reference into the Statement of Additional Information relating to this Prospectus/Proxy Statement given on the authority of KPMG Peat Marwick LLP as experts in accounting and auditing.


LEGAL MATTERS

   		Certain legal matters concerning the issuance of shares of the Florida Portfolio will be passed upon by Sullivan & Cromwell, 125 Broad Street, New York, NY 10004. In rendering such opinion, Sullivan & Cromwell may rely on an opinion of Goodwin, Procter & Hoar as to certain matters under Massachusetts law.


		THE TRUSTEES OF THE FUND, INCLUDING THE "NON-INTERESTED" TRUSTEES, UNANIMOUSLY RECOMMEND APPROVAL OF THE PLAN, AND ANY UNMARKED
PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN
FAVOR OF APPROVAL OF THE PLAN.


EXHIBIT A

PLAN OF REORGANIZATION

		THIS PLAN OF REORGANIZATION (the "Plan" is adopted as of this 12th day of November, 1996, by Smith Barney Muni Funds ("Smith Barney Muni Funds"), a
Massachusetts business trust with its principal place of business at 388
Greenwich Street, New York, New York 10013, on behalf of the Florida
Portfolio (the "Acquiring Fund") and the Florida Limited Term Portfolio (the
"Acquired Fund").

		This Plan is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United
States Internal Revenue Code of 1986, as amended (the "Code").  The reorganization (the "Reorganization") will consist of the transfer of all or substantially all of the assets of the Acquired Fund in exchange for Class A,
Class C and Class Y shares of beneficial interest of the Acquiring Fund
(collectively, the "Acquiring Fund Shares" and each, an "Acquiring Fund
Share") and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund and the distribution, after the Closing Date herein referred to, of Acquiring Fund Shares to the shareholders of the
Acquired Fund in liquidation of the Acquired Fund and the termination of the
Acquired Fund, all upon the terms and conditions hereinafter set forth in this
Plan.

1.	TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE ACQUIRING FUND
SHARES AND ASSUMPTION OF THE ACQUIRED FUND'S SCHEDULED LIABILITIES AND
LIQUIDATION AND TERMINATION OF THE ACQUIRED FUND

		1.1.  Subject to the terms and conditions herein set forth, the Acquired
Fund agrees to transfer its assets as set forth in paragraph 1.2 to the
Acquiring Fund, and the Acquiring Fund agrees in exchange therefor:  (i) to deliver to the Acquired Fund the number of Class A Acquiring Fund Shares, including fractional Class A Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class A shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class A Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; (ii) to deliver to the Acquired Fund the number of Class C Acquiring Fund Shares, including fractional Class C Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class C shares, computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class C Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2; and (iii) to deliver to the
Acquired Fund the number of Class Y Acquiring Fund Shares, including fractional Class Y Acquiring Fund Shares, determined by dividing the value of the Acquired Fund's net assets attributable to its Class Y shares computed in the manner and as of the time and date set forth in paragraph 2.1, by the net asset value of one Class Y Acquiring Fund Share, computed in the manner and as of the time and date set forth in paragraph 2.2.; and (iv) to assume certain scheduled liabilities of the Acquired Fund, as set forth in paragraph 1.3.
Such transactions shall take place at the closing provided for in paragraph
3.1 (the "Closing").

		1.2.	 The assets of the Acquired Fund to be acquired by the Acquiring
Fund shall consist of all or substantially all of its property, including, without limitation, all cash, securities and dividends or interest receivables which are owned by the Acquired Fund and any deferred or prepaid expenses shown as an asset on the books of the Acquired Fund on the closing date provided in paragraph 3.1 (the "Closing Date").

		1.3. The Acquired Fund will endeavor to discharge all its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume all liabilities, expenses, costs, charges and reserves reflected on an unaudited Statement of Assets and Liabilities of the Acquired Fund as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Acquired Fund reflected in that unaudited Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, not reflected thereon.

		1.4.  As provided in paragraph 3.3, as soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record determined as of the close of business on the Closing Date (the
"Acquired Fund Shareholders"), the Acquiring Fund Shares it receives pursuant to paragraph 1.1.  Shareholders of Class A, Class C and Class Y shares of the
Acquired Fund shall receive Class A, Class C and Class Y shares, respectively, of the Acquiring Fund.  Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the name of the Acquired Fund's shareholders and representing the respective pro rata number of the Acquiring
Fund Shares due such shareholders.  All issued and outstanding shares of the
Acquired Fund will simultaneously be canceled on the books of the Acquired
Fund, although share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares after the Closing Date as determined in accordance with paragraph 1.1.  The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

		1.5.  Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent.  Acquiring Fund Shares will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.

		1.6.  Any transfer taxes payable upon issuance of the Acquiring Fund
Shares in a name other than the registered holder of the Acquired Fund Shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund
Shares are to be issued and transferred.

		1.7.  The Acquired Fund shall, following the Closing Date and the making of all distributions pursuant to paragraph 1.4, be terminated under the laws of the Commonwealth of Massachusetts and in accordance with its governing documents.

2.	VALUATION

		2.1.  The value of the Acquired Fund's assets to be acquired by the
Acquiring Fund hereunder shall be the value of such assets computed as of the close of regular trading on the New York Stock Exchange, Inc. (the "NYSE") on the Closing Date (such time and date being hereinafter called the "Valuation
Date"), using the valuation procedures set forth in the Acquiring Fund's then current prospectus or statement of additional information.

		2.2.  The net asset value of Acquiring Fund Shares shall be the net asset value per share computed as of the close of regular trading on the NYSE on the Valuation Date, using the valuation procedures set forth in the
Acquiring Fund's then current prospectus or statement of additional information.

		2.3.  All computations of value shall be made by Smith Barney Mutual
Funds Management Inc. in accordance with its regular practice as pricing agent for the Acquired Fund and the Acquiring Fund, respectively.

3.	CLOSING AND CLOSING DATE

		3.1.  The Closing Date shall be January 17, 1997, or such later date as the Acquired Fund and the Acquiring Fund may adopt by resolution of Smith
Barney Muni Funds' Board of Trustees. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided.  The Closing shall be held as of
5:00 p.m. at the offices of Smith Barney Inc., 388 Greenwich Street, New York,
New York 10013, or at such other time and/or place as Smith Barney Muni Funds may adopt by resolution of its Board of Trustees.

		3.2.  In the event that on the Valuation Date (a) the NYSE or another primary trading market for portfolio securities of the Acquiring Fund or the
Acquired Fund shall be closed to trading or trading thereon shall be restricted or (b) trading or the reporting of trading on the NYSE or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

		3.3.  The Acquired Fund shall deliver at the Closing a list of the names and addresses of the Acquired Fund's shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited to the
Acquired Fund's account on the Closing Date.

	3.4. The Closing is contingent upon receipt by Smith Barney Muni Funds of a favorable opinion of Sullivan & Cromwell, addressed to Smith Barney Muni Funds and satisfactory to Christina T. Sydor, Esq., as Secretary of Smith Barney Muni Funds, based upon certain assumptions by counsel and certain representations by the Acquiring Fund and the Acquired Fund substantially to the effect that for federal income tax purposes:

	(a) the transfer of all or substantially all of the Acquired Fund's assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code; (b) no gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund;
(c) no gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund's assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund
Shares to the Acquired Fund's shareholders; (d) no gain or loss will be recognized by shareholders of the Acquired Fund upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund; (e) the aggregate tax basis for the Acquiring Fund Shares to be received by each of the Acquired Fund's shareholders pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Acquired Fund shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided that the Acquired Fund shares were held as capital assets on the date of the Reorganization); and (f) the tax basis of the Acquired Fund's assets to be acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization, and the holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired
Fund.

	The foregoing opinion may state that no opinion is expressed as to the effect of the Reorganization on Acquiring Fund, Acquired Fund or Acquired Fund shareholders in respect of any asset as to which unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of each year under a mark-to-market system of accounting. The opinion may further state that the tax consequences described therein may not apply to Acquired Fund shareholders that acquire shares upon the exercise of employee stock options or otherwise as compensation, that hold their shares as part of a "straddle" or "conversion transaction" or that are insurance companies, securities dealers, financial institutions or foreign persons.


4.	BROKERAGE FEES AND EXPENSES

	4.1. No brokers or finders will be entitled to receive any payments in connection with the transactions provided for herein.

	4.2. Except as may be otherwise provided herein, Smith Barney Inc., the distributor of the Acquiring Fund and the Acquired Fund shall be liable for the expenses incurred in connection with entering into and carrying out the provisions of this Plan, including the expenses of: (i) counsel and independent accountants associated with the Reorganization; (ii) printing and mailing the Prospectus/Proxy Statement and soliciting proxies in connection with the meeting of shareholders of the Acquired Fund; (iii) any special pricing fees associated with the valuation of the Acquired Fund's or the Acquiring Fund's portfolio on the Closing Date; (iv) expenses associated with preparing this Plan and preparing and filing the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued in the Reorganization; (v) registration or qualification fees and expenses of preparing and filing such forms, if any, necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection with the Reorganization. The Acquired Fund shall be liable for:
(i) all fees and expenses related to the liquidation and termination of the Acquired Fund; and (ii) fees and expenses of the Acquired Fund's transfer agent incurred in connection with the Reorganization. The Acquiring Fund shall be liable for any fees and expenses of the Acquiring Fund's transfer agent incurred in connection with the Reorganization.

		Consistent with the provisions of paragraph 1.3, the Acquired Fund, prior to the Closing, shall pay for or include in the unaudited Statement of Assets and Liabilities prepared pursuant to paragraph 1.3 all of its known and reasonably estimated expenses associated with the transactions contemplated by this Plan.


5.	TERMINATION

	5.1. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of Smith Barney Muni Funds, at any time prior to the Closing Date if circumstances should develop that, in the opinion of the Board, make proceeding with the Plan inadvisable.

	5.2. In the event of any such termination, the Acquired Fund and the Acquiring Fund shall each bear the expenses incurred by it incidental to the preparation and carrying out of this Plan as provided in paragraph 4.


6.	GOVERNING LAW

	This Plan shall be governed by and construed in accordance with the laws of the State of New York.





______________
STATEMENT OF ADDITIONAL INFORMATION DATED,[               ]1996

	Acquisition Of The Assets Of

        FLORIDA LIMITED TERM PORTFOLIO
	a separate investment portfolio of
	SMITH BARNEY MUNI FUNDS
	388 Greenwich Street
	New York, New York 10013
	(800) 224-7523

	By And In Exchange For Class A, Class C and Class Y Shares Of

	FLORIDA  PORTFOLIO
	a separate investment portfolio of
	SMITH BARNEY MUNI FUNDS
388 Greenwich Street
                                                      	New York, New York
10013
	                     (800) 224-7523

	This Statement of Additional Information, relating specifically to the proposed transfer of all or substantially all of the assets of the Florida Limited Term Portfolio (the "Acquired Fund") to the Florida Portfolio (the "Acquiring Fund") in exchange for Class A, Class C and Class Y shares of the Acquiring Fund and the assumption by the Acquiring Fund of certain scheduled liabilities of the Acquired Fund, consists of this cover page and the following described documents, each of which accompanies this Statement of Additional Information and is incorporated herein by reference.

	1.  Statement of Additional Information of Smith Barney Muni Funds dated
July 1, 1996 as 	amended July 29, 1996..

	2. Annual Report of Smith Barney Muni Funds, Florida and Florida Limited Term Portfolios for the year ended March 31, 1996.

	     This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement, dated [_______], 1996, relating to the above-referenced matter may be obtained without charge by calling or writing either the Acquiring Fund or the Acquired Fund at the telephone numbers or addresses set forth above or by contacting any Smith Barney Financial Consultant or by calling toll-free 1-800-224-7523. This Statement of Additional Information should be read in conjunction with the Prospectus/Proxy Statement dated [ ______], 1996.


The date of this Statement of Additional Information is[______] , 1996




PROSPECTUS OF SMITH BARNEY MUNI FUNDS--FLORIDA PORTFOLIO DATED JULY 29,1996 -- IS INCORPORATED BY REFERENCE TO POST EFFECTIVE AMENDMENT NO. 38 TO THE SMITH BARNEY MUNI FUNDS REGISTRATION STATEMENT ON FORM N1-A FILED ON JULY 26, 1996. REFERENCE NOS. 2-99861 AND 811-4395
ACCESSION NUMBER:  91155-96-291


STATEMENT OF ADDITIONAL INFORMATION OF SMITH BARNEY MUNI FUNDS DATED JULY 1, 1996 as amended July 29, 1996.
Reference Nos. 2-99861and 811-4395
ACCESSION NUMBER: 91155-96-291


Annual Report of Smith Barney Muni Funds, Florida and Florida Limited Term Portfolios for the fiscal year ended March 31, 1996.
ACCESSION NUMBER: 91155-96-223







		>


	PART C

	OTHER INFORMATION

Item 15.	Indemnification

		The response to this item is incorporated by reference to "Liability of Trustees" under the caption "Comparative Information on Shareholder's Rights" in Part A of this Registration Statement.

Item 16. 	Exhibits

		(1)(a)	Restated Declaration of Trust dated as of April 23,
1986 is incorporated 			herein by reference to Exhibit 1 to Pre-
Effective Amendment No. 1 to the Registration 			Statement.*


		(b)   Instrument of the Trustees Establishing and Designating
Classes of shares 				of Certain Series of the Trust is
incorporated herein by reference to Exhibit 1(b) to 			Post-
Effective Amendment No. 24 to the Registration Statement. *


		(2)   Bylaws of the Trust are incorporated by reference to Exhibit
2 to Pre-Effective 			Amendment No. 2 to the Registration
Statement. *

		(3)   Not applicable.

		(4) Plan of Reorganization (filed herewith as Exhibit A to Registrant's Prospectus/Proxy Statement).

		(5)   Not applicable.

		(6) (a) Management Agreement between The Florida Portfolio and Mutual Management Corp. is incorporated by reference to Exhibit
5(h) to Post-Effective Amendment No. 16 to the Registration
Statement.*

			(b) Form of Management Agreement between Florida Portfolio
(or Limited 			Term Portfolio or New York Portfolio, as the
case may be) and Smith Barney Mutual 			Funds Management Inc. is
incorporated by reference to Exhibit 5(t) to Post-Effective
	Amendment No. 36 to the Registration Statement.*

		(7) Distribution Agreement between Smith Barney Muni Funds and Smith Barney, Harris Upham & Co. Incorporated is incorporated by reference to Exhibit 6 to Post-Effective Amendment No. 7 to the
Registration Statement.*

		(8)   Not Applicable

		(9) Custodian Agreement between Smith Barney Muni Funds and Provident National Bank is incorporated by reference to Exhibit 8 to Pre-Effective Amendment No. 1 to the Registration Statement.*

		 (10)  Rule 12b-1 Plan*

(
		(11) Opinion and consent of Sullivan & Cromwell with respect to validity of shares.**

		(11) Opinion and consent of Goodwin, Procter & Hoar., special Massachusetts counsel with respect to Certain matters under Massachusetts law**

		(12) Opinion and consent of Sullivan & Cromwell with respect to tax matters.**

		(13)   Not Applicable

		(14)   Consent of KPMG Peat Marwick L.L.P.**

		(15)   Not Applicable.

		(16)   Not Applicable.

		(17)(a)	   Form of Proxy Card.**

		(17) (b)   Registrant's Declaration pursuant to Rule 24f-2 is
incorporated by reference 				to its initial Registration
Statement.


* Incorporated herein by reference to Registrant's Registration Statement of Smith Barney Muni Funds on Form N-1A (the "Registration
Statement") as filed with the Securities and Exchange Commission on File Nos. 2-99861 and 811-3275.

**Filed herewith


Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


	SIGNATURES

	Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, SMITH BARNEY MUNI FUNDS, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 20th day of November, 1996



				            SMITH BARNEY MUNI FUNDS

						By:  \s\ Heath B. McLendon

							Heath B. McLendon
							Chief Executive Officer

	KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Heath B. McLendon, Christina T. Sydor and Robert M.
Nelson , and each and any one of them, his true and lawful attorneys-in-fact and agents, with full
power of substitution and resubstitutiond, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments
(including post-effective
amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the
Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power
and authority to do and perform each and every act and thing requisite and necessary to be done about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any
of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature				Title					Date

\s\ Heath B. McLendon		Chairman of the Board,			Novemberr 20, 1996
Heath B. McLendon		Chief Executive Officer

\s\ Jessica Bibliowicz   		President and Trustee				November 20, 1996
Jessica Bibliowicz

\s\ Lewis E. Daidone  		Senior Vice President and		 November 20, 1996
Lewis E. Daidone		Treasurer (Chief Financial
				and Accounting Officer)

/s/Donald R. Foley          		Trusteer				November 20, 1996
Donald R. Foley

/s/Paul Hardin                 		Trustee					November 20, 1996
Paul Hardin

/s/Francis P. Martin        		Trustee					November 20, 1996
Francis P. Martin

/s/Roderick C. Rasmussen		Trustee					 November 20, 1996
Roderick C. Rasmussen

/s/John P. Toolan 			Trustee					November 20, 1996
John P. Toolan

/s/C. Richard Youngdahl		Trusteer				November 20, 1996
C. Richard Youngdahl








EXHIBIT INDEX


EXHIBIT NUMBER   DESCRIPTION


 (4)*                                 Plan of Reorganization (included as
Exhibit A to Registrant's
                                        Prospectus/Proxy Statement contained
in Part A of this Registration
                                        Statement).

 (11)* Opinion and Consent of Sullivan & Cromwell with respect to validity of shares.

 (12)*	                            Opinion and Consent of Sullivan & Cromwell
with respect to tax matters.

 (14)*                               Consent of KPMG Peat Marwick LLP.

 (17)*                                Form of Proxy Card.

* Filed herewith.


				FORM OF PROXY CARD


VOTE THIS VOTING INSTRUCTION CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE
THE EXPENSE OF ADDITIONAL MAILINGS

(Please Detach at Perforation Before Mailing)
 .....................................................................
 .....................................................................
 ..........................................................................

SMITH BARNEY MUNI FUNDS - FLORIDA LIMITED TERM PORTFOLIO
PROXY SOLICITED BY THE BOARD OF TRUSTEES

The undersigned holder of shares of Smith Barney Muni Funds - Florida Limited Term Portfolio (the "Florida Limited Term Portfolio") , hereby appoints
Heath B. McLendon, Lewis E. Daidone and Christina T. Sydor, attorneys and proxies for the undersigned with full powers of substitution and revocation, to represent the undersigned and to vote on behalf of the undersigned all shares of the Florida Limited Term Portfolio that the undersigned is entitled to vote at the Special Meeting of Shareholders of the Florida Limited Term Portfolio to be held at the offices of the Florida Limited Term Portfolio, 388 Greenwich Street, New York, New York on January 10, 1997 at 10:00 a.m.New York City time and any adjournment or adjournments thereof. The undersigned hereby acknowledges receipt of the Notice of Special Meeting and Prospectus /Proxy Statement dated [ ] , 1996 and hereby instructs said attorneys and proxies to vote said shares as indicated herein. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Special Meeting. A majority of the proxies present and acting at the Special Meeting in person or by substitute (or, if only one shall be so present, then that one) shall have and may exercise all of the power and authority of said proxies hereunder. The undersigned hereby revokes any proxy previously given.

	PLEASE SIGN, DATE AND RETURN
	PROMPTLY IN THE ENCLOSED ENVELOPE

		Note: Please sign exactly as your name appears on this Proxy. If joint owners, EITHER may sign this Proxy. When signing as attorney, executor, administrator, trustee, guardian or corporate officer, please give your full title.

		Date:


Signature(s)		(Title(s), if
applicable)


VOTE THIS VOTING INSTRUCTION CARD TODAY!
YOUR PROMPT RESPONSE WILL SAVE
THE EXPENSE OF ADDITIONAL MAILINGS

(Please Detach at Perforation Before Mailing)
 .....................................................................
 ...................................................................
 ..........................................................................

Please indicate your vote by an "X" in the appropriate box below. This proxy, if properly executed, will be voted in the manner directed by the undersigned shareholder. IF NO
DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR THE PROPOSAL.

1.	To approve the Plan of Reorganization       FOR    AGAINST    ABSTAIN

	dated as of November 12, 1996 providing for:(i) the acquisition of all or substantially all of the assets of Smith Barney Muni Funds -Florida Limited
Term Portfolio (the "Florida Limited Term Portfolio") by Smith Barney Muni
Funds - Florida  Portfolio (the "Florida  Portfolio") in exchange for
Class A, Class C and Class Y shares of the Florida Portfolio and the assumption by the Florida Portfolio of certain scheduled liabilities of the Florida Limited Term Portfolio;
(ii) the distribution of such shares of the Florida Portfolio to shareholders of the Florida Limited Term Portfolio in liquidation of the Florida Limited Term Portfolio; and
(iii) the subsequent termination of the Florida Limited Term Portfolio.